UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-266555) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2023

Mizuho Financial Group, Inc.

By:	/s/ Takefumi Yonezawa
Name:	Takefumi Yonezawa
Title:	Senior Executive Officer / Group CFO

UNAUDITED INTERIM CONSOLIDATED JAPANESE GAAP FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023

On November 29, 2023, we published our unaudited interim consolidated financial statements as of and for the six months ended September 30, 2023 prepared in accordance with Japanese GAAP as part of our interim securities report (shihanki hokokusho) for the same period filed by us with the relevant Japanese authorities. We have included in this report on Form 6-K an English translation of the unaudited interim consolidated financial statements and the notes thereto included in such interim securities report. Japanese GAAP differs in certain respects from U.S. GAAP. For a description of certain differences between U.S. GAAP and Japanese GAAP, see “Item 5. Operating and Financial Review and Prospects—Reconciliation with Japanese GAAP” in our most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission.

Financial Information

1.

Mizuho Financial Group, Inc. (“MHFG”) is a specified business company under Article 17-15, Paragraph 2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc. and prepares the interim consolidated financial statements in the second quarter.

2.

The interim consolidated financial statements of MHFG are prepared in accordance with the “Ordinance on the Terminology, Forms, and Preparation Methods of Interim Consolidated Financial Statements” (Ordinance of the Ministry of Finance No. 24 of 1999). The classification of assets and liabilities and that of income and expenses are in accordance with the “Ordinance for Enforcement of the Banking Act” (Ordinance of the Ministry of Finance No. 10 of 1982).

3.

Ernst & Young ShinNihon LLC conducted a semiannual audit on the interim consolidated financial statements of MHFG for the six months ended September 30, 2023, pursuant to Article 193-2, Paragraph 1 of the Financial Instruments and Exchange Act.

I. Interim Consolidated Financial Statements

(1) Interim Consolidated Balance Sheet

	(Millions of yen)
	As of March 31, 2023		As of September 30, 2023
Assets
Cash and Due from Banks	*5	67,152,100	*5	61,662,312
Call Loans and Bills Purchased		1,386,895		712,060
Receivables under Resale Agreements		11,693,419		15,330,648
Guarantee Deposits Paid under Securities Borrowing Transactions		1,897,429		1,818,271
Other Debt Purchased		3,836,735		4,125,400
Trading Assets	*5	17,404,494	*5	24,270,846
Money Held in Trust		514,607		559,492
Securities	*1, *2, *3, *5, *12	37,363,140	*1, *2, *3, *5, *12	44,661,725
Loans and Bills Discounted	*3, *4, *5, *6	88,687,155	*3, *4, *5, *6	91,855,614
Foreign Exchange Assets	*3, *4	2,408,587	*3, *4	2,583,297
Derivatives other than for Trading Assets		2,184,875		3,833,773
Other Assets	*3, *5	8,689,547	*3, *5	8,681,027
Tangible Fixed Assets	*7, *8	1,105,851	*7, *8	1,108,940
Intangible Fixed Assets		572,719		599,695
Net Defined Benefit Asset		859,271		819,565
Deferred Tax Assets		316,168		303,740
Customers’ Liabilities for Acceptances and Guarantees	*3	8,905,643	*3	9,978,053
Reserves for Possible Losses on Loans		(720,437)		(712,637)
Reserve for Possible Losses on Investments		(1)		(3)

Total Assets		254,258,203		272,191,823

	(Millions of yen)
	As of March 31, 2023		As of September 30, 2023
Liabilities
Deposits	*5	150,498,976	*5	147,099,489
Negotiable Certificates of Deposit		13,788,347		17,855,751
Call Money and Bills Sold		1,814,873		1,584,268
Payables under Repurchase Agreements	*5	25,735,560	*5	33,179,696
Guarantee Deposits Received under Securities Lending Transactions	*5	757,842	*5	1,091,342
Commercial Paper		1,782,111		1,557,579
Trading Liabilities		12,698,007		17,159,975
Borrowed Money	*5, *9	4,155,480	*5, *9	4,800,688
Foreign Exchange Liabilities		671,552		852,720
Short-term Bonds		477,141		486,889
Bonds and Notes	*10	11,371,189	*10	12,039,513
Due to Trust Accounts		1,534,097		1,083,338
Derivatives other than for Trading Liabilities		2,749,138		5,016,432
Other Liabilities		7,777,025		8,460,989
Reserve for Bonus Payments		126,694		85,401
Reserve for Variable Compensation		2,381		1,261
Net Defined Benefit Liability		68,429		68,555
Reserve for Director and Corporate Auditor Retirement Benefits		539		536
Reserve for Possible Losses on Sales of Loans		15,049		11,536
Reserve for Contingencies		13,706		19,290
Reserve for Reimbursement of Deposits		13,695		12,160
Reserve for Reimbursement of Debentures		7,798		6,272
Reserves under Special Laws		3,352		3,352
Deferred Tax Liabilities		22,391		25,324
Deferred Tax Liabilities for Revaluation Reserve for Land	*7	58,711	*7	57,986
Acceptances and Guarantees		8,905,643		9,978,053

Total Liabilities		245,049,740		262,538,407

Net Assets
Common Stock		2,256,767		2,256,767
Capital Surplus		1,129,267		1,129,267
Retained Earnings		5,093,911		5,401,659
Treasury Stock		(8,786)		(8,439)

Total Shareholders’ Equity		8,471,160		8,779,254

Net Unrealized Gains (Losses) on Other Securities		564,495		464,720
Deferred Gains or Losses on Hedges		(358,102)		(294,287)
Revaluation Reserve for Land	*7	129,321	*7	127,792
Foreign Currency Translation Adjustments		144,093		342,883
Remeasurements of Defined Benefit Plans		182,306		156,359
Own Credit Risk Adjustments, Net of Tax		19		48

Total Accumulated Other Comprehensive Income		662,133		797,516

Stock Acquisition Rights		5		5
Non-controlling Interests		75,163		76,638

Total Net Assets		9,208,463		9,653,415

Total Liabilities and Net Assets		254,258,203		272,191,823

(2) Interim Consolidated Statement of Income and Interim Consolidated Statement of Comprehensive Income

      Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2022		For the six months ended September 30, 2023
Ordinary Income		2,944,948		4,244,507
Interest Income		1,169,193		2,706,494
Interest on Loans and Bills Discounted		686,794		1,361,163
Interest and Dividends on Securities		178,938		293,228
Fiduciary Income		29,313		30,458
Fee and Commission Income		418,579		485,482
Trading Income		919,840		725,069
Other Operating Income		323,050		194,063
Other Ordinary Income	*1	84,971	*1	102,938
Ordinary Expenses		2,505,666		3,670,413
Interest Expenses		657,161		2,251,880
Interest on Deposits		226,344		832,381
Fee and Commission Expenses		85,407		101,128
Trading Expenses		864,053		432,114
Other Operating Expenses		99,571		43,524
General and Administrative Expenses		706,446		782,989
Other Ordinary Expenses	*2	93,026	*2	58,775

Ordinary Profits		439,282		574,093

Extraordinary Gains	*3	12,703	*3	24,072
Extraordinary Losses	*4	6,929	*4	1,842

Income before Income Taxes		445,057		596,323

Income Taxes:
Current		61,866		134,897
Deferred		45,446		43,760

Total Income Taxes		107,313		178,658

Profit		337,743		417,665

Profit Attributable to Non-controlling Interests		3,779		1,911

Profit Attributable to Owners of Parent		333,964		415,753

      Interim Consolidated Statement of Comprehensive Income

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Profit	337,743	417,665
Other Comprehensive Income	(389,182)	139,992
Net Unrealized Gains (Losses) on Other Securities	(603,190)	(98,538)
Deferred Gains or Losses on Hedges	(19,095)	64,183
Foreign Currency Translation Adjustments	232,335	182,210
Remeasurements of Defined Benefit Plans	(23,596)	(25,736)
Own Credit Risk Adjustments, Net of Tax	9	28
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	24,355	17,844

Comprehensive Income	(51,438)	557,657

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	(56,285)	552,666
Comprehensive Income Attributable to Non-controlling Interests	4,846	4,991

(3) Interim Consolidated Statement of Changes in Net Assets

      For the six months ended September 30, 2022

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,125,324	4,756,435	(8,342)	8,130,185
Changes during the period
Cash Dividends			(101,542)		(101,542)
Profit Attributable to Owners of Parent			333,964		333,964
Repurchase of Treasury Stock				(1,940)	(1,940)
Disposition of Treasury Stock		(133)		1,730	1,597
Transfer from Revaluation Reserve for Land			584		584
Change in Treasury Shares of Parent Arising from Transactions with Noncontrolling Shareholders		4,064			4,064
Transfer from Retained Earnings to Capital Surplus		133	(133)		—
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	4,064	232,872	(209)	236,726

Balance as of the end of the period	2,256,767	1,129,388	4,989,307	(8,552)	8,366,911

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	719,822	(76,757)	132,156	2,346	169,652	(23)	947,197	94	123,555	9,201,031
Changes during the period
Cash Dividends										(101,542)
Profit Attributable to Owners of Parent										333,964
Repurchase of Treasury Stock										(1,940)
Disposition of Treasury Stock										1,597
Transfer from Revaluation Reserve for Land										584
Change in Treasury Shares of Parent Arising from Transactions with Noncontrolling Shareholders										4,064
Transfer from Retained Earnings to Capital Surplus										—
Net Changes in Items other than Shareholders’ equity	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(441,703)

Total Changes during the period	(601,064)	(19,462)	(584)	253,991	(23,722)	9	(390,833)	(88)	(50,781)	(204,976)

Balance as of the end of the period	118,757	(96,220)	131,572	256,338	145,929	(13)	556,363	5	72,774	8,996,055

      For the six months ended September 30, 2023

	(Millions of yen)
	Shareholders’ Equity
	Common Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,256,767	1,129,267	5,093,911	(8,786)	8,471,160
Cumulative Effects of Changes in Accounting Policies			1,883		1,883
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,256,767	1,129,267	5,092,027	(8,786)	8,469,276
Changes during the period
Cash Dividends			(107,882)		(107,882)
Profit Attributable to Owners of Parent			415,753		415,753
Repurchase of Treasury Stock				(2,360)	(2,360)
Disposition of Treasury Stock		0		2,706	2,706
Transfer from Revaluation Reserve for Land			1,529		1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others			231		231
Net Changes in Items other than Shareholders’ equity

Total Changes during the period	—	0	309,631	346	309,978

Balance as of the end of the period	2,256,767	1,129,267	5,401,659	(8,439)	8,779,254

	Accumulated Other Comprehensive Income							Stock Acquisition Rights	Non- controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Own Credit Risk Adjustments, Net of Tax	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,208,463
Cumulative Effects of Changes in Accounting Policies							—			1,883
Balance as of the beginning of the period reflecting Changes in Accounting Policies	564,495	(358,102)	129,321	144,093	182,306	19	662,133	5	75,163	9,206,579
Changes during the period
Cash Dividends										(107,882)
Profit Attributable to Owners of Parent										415,753
Repurchase of Treasury Stock										(2,360)
Disposition of Treasury Stock										2,706
Transfer from Revaluation Reserve for Land										1,529
Changes in Retained Earnings by Decreasing of Equity Method Affiliates and Others										231
Net Changes in Items other than Shareholders’ equity	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	136,857

Total Changes during the period	(99,774)	63,815	(1,529)	198,790	(25,947)	28	135,382	—	1,475	446,835

Balance as of the end of the period	464,720	(294,287)	127,792	342,883	156,359	48	797,516	5	76,638	9,653,415

(4) Interim Consolidated Statement of Cash Flows

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Cash Flow from Operating Activities
Income before Income Taxes	445,057	596,323
Depreciation	79,776	82,469
Losses on Impairment of Fixed Assets	2,881	321
Amortization of Goodwill	1,889	1,915
Equity in Loss (Gain) from Investments in Affiliates	(14,491)	(23,565)
Increase (Decrease) in Reserves for Possible Losses on Loans	(97,338)	(26,835)
Increase (Decrease) in Reserve for Possible Losses on Investments	(106)	1
Increase (Decrease) in Reserve for Possible Losses on Sales of Loans	6,759	(3,513)
Increase (Decrease) in Reserve for Contingencies	2,419	3,004
Increase (Decrease) in Reserve for Bonus Payments	(59,864)	(49,854)
Increase (Decrease) in Reserve for Variable Compensation	(1,092)	(1,119)
Decrease (Increase) in Net Defined Benefit Asset	(5,329)	19,243
Increase (Decrease) in Net Defined Benefit Liability	(2,108)	(1,730)
Increase (Decrease) in Reserve for Director and Corporate Auditor Retirement Benefits	(85)	(3)
Increase (Decrease) in Reserve for Reimbursement of Deposits	(1,969)	(1,534)
Increase (Decrease) in Reserve for Reimbursement of Debentures	(1,538)	(1,526)
Interest Income - accrual basis	(1,169,193)	(2,706,494)
Interest Expenses - accrual basis	657,161	2,251,880
Losses (Gains) on Securities	(15,610)	(57,339)
Losses (Gains) on Money Held in Trust	71	356
Foreign Exchange Losses (Gains) - net	(1,276,179)	(940,408)
Losses (Gains) on Disposition of Fixed Assets	3,402	(3,769)
Losses (Gains) on Cancellation of Employee Retirement Benefit Trust	(12,057)	(18,782)
Decrease (Increase) in Trading Assets	(5,951,913)	(5,804,642)
Increase (Decrease) in Trading Liabilities	4,885,023	3,754,559
Decrease (Increase) in Derivatives other than for Trading Assets	(1,875,956)	(1,586,509)
Increase (Decrease) in Derivatives other than for Trading Liabilities	2,187,346	2,212,090
Decrease (Increase) in Loans and Bills Discounted	(3,952,700)	252,728
Increase (Decrease) in Deposits	691,044	(6,646,951)
Increase (Decrease) in Negotiable Certificates of Deposit	4,317,395	3,258,637
Increase (Decrease) in Borrowed Money (excluding Subordinated Borrowed Money)	(3,604,330)	628,542
Decrease (Increase) in Due from Banks (excluding Due from Central Banks)	(91)	102,408
Decrease (Increase) in Call Loans, etc.	(1,396,877)	(2,117,802)
Decrease (Increase) in Guarantee Deposits Paid under Securities Borrowing Transactions	(17,404)	79,157
Increase (Decrease) in Call Money, etc.	1,301,027	4,861,463
Increase (Decrease) in Commercial Paper	(526,538)	(438,587)
Increase (Decrease) in Guarantee Deposits Received under Securities Lending Transactions	56,509	333,499
Decrease (Increase) in Foreign Exchange Assets	(337,827)	29,605
Increase (Decrease) in Foreign Exchange Liabilities	(834,007)	177,391
Increase (Decrease) in Short-term Bonds (Liabilities)	(38,395)	9,747
Increase (Decrease) in Bonds and Notes	1,020,232	85,465
Increase (Decrease) in Due to Trust Accounts	(28,698)	(450,758)
Interest and Dividend Income - cash basis	1,109,761	2,597,879
Interest Expenses - cash basis	(617,596)	(2,247,681)
Other - net	1,217,049	856,211

Subtotal	(3,854,495)	(934,503)

Cash Refunded (Paid) in Income Taxes	(32,406)	(209,751)

Net Cash Provided by (Used in) Operating Activities	(3,886,901)	(1,144,255)

	(Millions of yen)
	For the six months ended September 30, 2022		For the six months ended September 30, 2023
Cash Flow from Investing Activities
Payments for Purchase of Securities		(45,927,277)		(45,547,491)
Proceeds from Sale of Securities		27,908,568		18,823,965
Proceeds from Redemption of Securities		23,785,601		20,695,428
Payments for Increase in Money Held in Trust		(2,638)		(47,958)
Proceeds from Decrease in Money Held in Trust		32,479		2,329
Payments for Purchase of Tangible Fixed Assets		(29,059)		(25,734)
Payments for Purchase of Intangible Fixed Assets		(50,273)		(78,099)
Proceeds from Sale of Tangible Fixed Assets		2,361		9,824
Payment from purchase of Stocks of Subsidiaries (affecting the scope of consolidation)		(3,832)		—
Payment from Sales of Stocks of Subsidiaries (affecting the scope of consolidation)		—		7,927

Net Cash Provided by (Used in) Investing Activities		5,715,930		(6,159,809)

Cash Flow from Financing Activities
Repayments of Subordinated Borrowings		(15,000)		—
Proceeds from Issuance of Subordinated Bonds		—		499,000
Payments for Redemption of Subordinated Bonds		(309,615)		(95,000)
Proceeds from Investments by Non-controlling Shareholders		200		23
Repayments to Non-controlling Shareholders		(334)		—
Cash Dividends Paid		(101,546)		(107,843)
Cash Dividends Paid to Non-controlling Shareholders		(10,408)		(3,534)
Payments from purchase of shares of subsidiaries not resulting in change in scope of consolidation		(41,307)		—
Payments for Repurchase of Treasury Stock		(1,269)		(2,360)
Proceeds from Sale of Treasury Stock		1,008		2,706
Net Cash Provided by (Used in) Financing Activities		(478,273)		292,991

Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents		1,602,656		1,495,963

Net Increase (Decrease) in Cash and Cash Equivalents		2,953,411		(5,515,109)

Cash and Cash Equivalents at the beginning of the period		50,136,300		65,825,681

Cash and Cash Equivalents at the end of the period	*1	53,089,712	*1	60,310,571

Notes to Interim Consolidated Financial Statements

Fundamental and Important Matters for the Preparation of Interim Consolidated Financial Statements

1.	Scope of Consolidation

(1)	Number of consolidated subsidiaries: 188

Names of principal companies:

Mizuho Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

Mizuho Securities Co., Ltd.

Change in scope of consolidation

During the six months ended September 30, 2023, Mizuho Innovation Frontier Co., Ltd. and twenty other companies were newly included in the scope of consolidation as a result of establishment.

During the six months ended September 30, 2023, Mizuho Securities Principal Investment Co., Ltd. and ten other companies were excluded from the scope of consolidation as a result of dissolution and other factors.

(2)	Number of non-consolidated subsidiaries: 0

2.	Application of the Equity Method

(1)	Number of non-consolidated subsidiaries under the equity method: 0

(2)	Number of affiliates under the equity method: 23

Names of principal companies:

Custody Bank of Japan, Ltd.

Orient Corporation

Mizuho Leasing Company, Limited

Change in scope of equity method

During the six months ended September 30, 2023, LINE Bank Preparatory Company and another company were excluded from the scope of the equity method as a result of dissolution and another factor.

(3)	Number of non-consolidated subsidiaries not under the equity method: 0

(4)	Affiliates not under the equity method:

Pec International Leasing Co., Ltd.

Affiliates not under the equity method are excluded from the scope of the equity method since such exclusion has no material effect on MHFG’s interim consolidated financial statements in terms of Net Income (Loss) (amount corresponding to MHFG’s equity position), Retained Earnings (amount corresponding to MHFG’s equity position), Accumulated Other Comprehensive Income (amount corresponding to MHFG’s equity position) and others.

3.	Interim Balance Sheet Dates of Consolidated Subsidiaries

(1)	Interim balance sheet dates of consolidated subsidiaries are as follows:

June 30	42 companies
September 30	146 companies

(2)	Consolidated Subsidiaries were consolidated based on their interim financial statements as of and for the period ended their respective interim balance sheet dates.

The necessary adjustments have been made to the interim financial statements for any significant transactions that took place between their respective interim balance sheet dates and the date of the interim consolidated financial statements.

4.	Standards of Accounting Method

(1)	Credited Loans pursuant to Trading Securities and Trading Income & Expenses

Credited loans held for the purpose of trading are, in line with trading securities, recognized on a trade date basis and recorded in Other Debt Purchased on the interim consolidated balance sheet. Other Debt Purchased related to the relevant credited loans is stated at fair value at the interim consolidated balance sheet date.

Interest received and the gains or losses on the sale of the relevant credited loans during the six months ended September 30, 2023, including the gains or losses resulting from any change in the value between the beginning and the end of the six months ended September 30, 2023, are recognized in Other Operating Income and Other Operating Expenses on the interim consolidated statement of income.

(2)	Trading Assets & Liabilities and Trading Income & Expenses

Trading transactions intended to take advantage of short-term fluctuations and arbitrage opportunities in interest rates, currency exchange rates, market prices of securities and related indices are recognized on a trade date basis and recorded in Trading Assets or Trading Liabilities on the interim consolidated balance sheet. Income or expenses generated on the relevant trading transactions are recorded in Trading Income or Trading Expenses on the interim consolidated statement of income.

Securities and other monetary claims held for trading purposes are stated at fair value at the interim consolidated balance sheet date. Derivative financial products, such as swaps, futures and option transactions, are stated at fair value, assuming that such transactions are terminated and settled at the interim consolidated balance sheet date.

Trading Income and Trading Expenses include the interest received and the interest paid during the six months ended September 30, 2023, the gains or losses resulting from any change in the value of securities and other monetary claims between the beginning and the end of the six months ended September 30, 2023, and the gains or losses resulting from any change in the value of financial derivatives between the beginning and the end of the six months ended September 30, 2023, assuming they were settled at the end of the six months ended September 30, 2023.

For financial derivatives, fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(3)	Securities

(a)

Bonds held to maturity are stated at amortized cost (straight-line method) and determined by the moving average method. Investments in affiliates not under the equity method are stated at acquisition cost and determined by the moving average method. Other Securities are stated at market price (cost of securities sold is calculated primarily by the moving average method). Stocks and others without a quoted market price are stated at acquisition cost and determined by the moving average method.

The net unrealized gains (losses) on Other Securities are included directly in Net Assets, net of applicable income taxes after excluding gains and losses as a result of the fair-value hedge method.

(b)	Securities which are held as trust assets in Money Held in Trust accounts are valued in the same way as described in (a) above.

(4)	Derivative Transactions

Derivative transactions (other than transactions for trading purposes) are valued at fair value.

Fair value is calculated on the basis of net assets or liabilities after offsetting financial assets and liabilities with respect to specific market risks and specific credit risk.

(5)	Depreciation of Fixed Assets

1)	Tangible Fixed Assets (Except for Lease Assets)

Depreciation of buildings is computed mainly by the straight-line method, and that of others is computed mainly by the declining-balance method. The amount based on estimated annual depreciation expenses is allocated to each period.

The range of useful lives is as follows:

Buildings	3 years to 50 years
Others	2 years to 20 years

2)	Intangible Fixed Assets (Except for Lease Assets)

Amortization of Intangible Fixed Assets is computed by the straight-line method. Development costs for internally-used software are capitalized and amortized over their estimated useful lives of mainly from five to ten years as determined by MHFG and consolidated subsidiaries.

3)	Lease Assets

Depreciation of lease assets booked in Tangible Fixed Assets and Intangible Fixed Assets which are concerned with finance lease transactions that do not transfer ownership is mainly computed by the same method as the one applied to fixed assets owned by us.

(6)	Deferred Assets

Bond issuance costs are expensed as incurred.

(7)	Reserves for Possible Losses on Loans

Reserves for Possible Losses on Loans of major domestic consolidated subsidiaries are maintained in accordance with internally established standards for write-offs and reserve provisions.

For claims extended to obligors that are legally bankrupt under the Bankruptcy Law, Special Liquidation under the Company Law or other similar laws (“Bankrupt Obligors”), and to obligors that are effectively in similar conditions (“Substantially Bankrupt Obligors”), reserves are maintained at the amounts of claims net of direct write-offs described below and the expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees. For claims extended to obligors that are not yet legally or formally bankrupt but are likely to be bankrupt (“Intensive Control Obligors”), reserves are maintained at the amounts deemed necessary based on overall solvency analyses of the amounts of claims net of expected amounts recoverable from the disposition of collateral and the amounts recoverable under guarantees.

For claims extended to Intensive Control Obligors and Obligors with Restructured Loans and others, if the exposure to an obligor exceeds a certain specific amount, reserves are provided as follows: (i) if future cash flows of the principal and interest can be reasonably estimated, the discounted cash flow method is applied, under which the reserve is determined as the difference between the book value of the loan and its present value of future cash flows discounted using the contractual interest rate before the loan was classified as a Restructured Loan, and (ii) if future cash flows of the principal and interest cannot be reasonably estimated, reserves are provided for the losses estimated for each individual loan.

For claims extended to other obligors, reserves for the next one year or three years are maintained at rates derived from historical credit loss experience or historical bankruptcy experience for one or three years and making necessary adjustments such as future prospects and others. Reserve for Possible Losses on Loans to Restructuring Countries is maintained in order to cover possible losses based on analyses of the political and economic climates of the countries.

All claims are assessed by each claim origination department in accordance with the internally established “Self-assessment Standard,” and the results of the assessments are verified and examined by the independent examination departments.

In the case of claims to Bankrupt Obligors and Substantially Bankrupt Obligors, which are collateralized or guaranteed by a third party, the amounts deemed uncollectible (calculated by deducting the anticipated proceeds from the sale of collateral pledged against the claims and amounts that are expected to be recovered from guarantors of the claims) are written off against the respective claims balances. The total directly written-off amount was ¥107,244 million (¥87,534 million at the end of the fiscal year ended March 31, 2023).

Other consolidated subsidiaries provide the amount necessary to cover the loan losses based upon past experience and other factors for general claims and the assessment for each individual loan for other claims.

(Additional Information)

In light of the principles set forth in the report entitled “JFSA’s supervisory approaches to lending business and loan loss provisioning” published by JFSA in December 18, 2019, we have reflected the potential impact of macroeconomic uncertainty and others on credit risks on Reserves for Possible Losses on Loans for some credit. More specifically, we estimate the expected losses using the assumptions adjusted for factors such as the Russia-Ukraine situation, the US-China confrontation and others in addition to the recovery of inbound tourist demand following the end of COVID-19, the inflation of import prices and others due to the depreciation of the yen and others. These assumptions include the forecasted GDP growth rate, energy prices, financial variables including interest rates and exchange rates, the future outlook of the business environment for specific portfolio segments, increased rate of labor cost, and the impact of the downturn of the semiconductor market and its potential prolongation. There are no material changes in the methods of the above accounting estimates and the major assumptions used in the consolidated financial statements from those of the previous fiscal year.

In addition, expected losses which are assumed may occur in the future due to difficulties in foreign currency cash management influenced by economic sanctions against Russia, in claims for which transfer risk has not been avoided, are recognized as Reserve for Possible Losses on Loans to Restructuring Countries. The expected losses are calculated based on evaluation of Russian country risk and past defaults which are announced by external rating firms and others. The amount of Reserve for Possible Losses on Loans to Restructuring Countries for the six months ended September 30, 2023 is ¥40,647 million, which includes ¥38,962 million against the claims related to Russia.

(8)	Reserve for Possible Losses on Investments

Reserve for Possible Losses on Investments is maintained to provide against possible losses on investments in securities, after taking into consideration the financial condition and other factors concerning the investee company.

(9)	Reserve for Bonus Payments

Reserve for Bonus Payments, which is provided for future bonus payments to employees, is maintained at the amount accrued at the end of the six months ended September 30, 2023, based on the estimated future payments.

(10)	Reserve for Variable Compensation

To prepare for the payments of performance payments and stock compensation to be paid as variable compensation within compensation for directors, group executive officers and operating officers of Mizuho Financial Group, Inc., Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., Mizuho Securities Co., Ltd., and certain consolidated subsidiaries, the amount accrued at the end of the six months ended September 30, 2023 among the estimated payments based on the standard amount regarding variable compensation of the fiscal year ending March 31, 2023 is provided.

(11)	Reserve for Director and Corporate Auditor Retirement Benefits

Reserve for Director and Corporate Auditor Retirement Benefits, which is provided for future retirement benefit payments to directors, corporate auditors, and executive officers, is recognized at the amount accrued by the end of the six months ended September 30, 2023, based on the internally established standards.

(12)	Reserve for Possible Losses on Sales of Loans

Reserve for Possible Losses on Sales of Loans is provided for possible future losses on sales of loans at the amount deemed necessary based on a reasonable estimate of possible future losses.

(13)	Reserve for Contingencies

Reserve for Contingencies is maintained to provide against possible losses from contingencies which are not covered by other specific reserves. The balance is an estimate of possible future losses considered to require a reserve.

(14)	Reserve for Reimbursement of Deposits

Reserve for Reimbursement of Deposits is provided against the losses for the deposits derecognized from liabilities at the estimated amount of future claims for withdrawal by depositors.

(15)	Reserve for Reimbursement of Debentures

Reserve for Reimbursement of Debentures is provided for the debentures derecognized from liabilities at the estimated amount for future claims.

(16)	Reserve under Special Laws

Reserve under Special Laws is Reserve for Contingent Liabilities from Financial Instruments and Exchange.

This is the reserve pursuant to Article 46-5 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance regarding Financial Instruments Business, etc. to indemnify the losses incurred from accidents in the purchase and sale of securities, other transactions or derivative transactions.

(17)	Accounting Method for Retirement Benefits

In calculating retirement benefit obligations, a benefit formula basis is used as a method of attributing expected retirement benefits to the period up to the end of the six months ended September 30, 2023.

Unrecognized prior service cost and unrecognized actuarial differences are recognized as follows:

Unrecognized prior service cost: Recognized mainly as income or expenses in the period of occurrence.

Unrecognized actuarial difference: Recognized as income or expenses from the following fiscal year under the straight-line method over a certain term within the average remaining service period of the employees (mainly 10 years) of the respective fiscal years.

Certain consolidated subsidiaries apply the simplified method that assumes the amount required for voluntary resignation at the end of the six months ended September 30, 2023 to be retirement benefit obligations in computing net defined benefit liability and retirement benefit expenses.

(18)	Revenues

Securities-related business fees mainly consist of brokerage fees and commissions, and asset-based revenues. Brokerage fees and commissions include fees earned from the execution of customer transactions and sales commissions of stocks, bonds and investment trusts, which are recognized at the point in time on transaction date with the customer. Asset-based revenues include fees received from investment trust management companies in return for administration services, such as record keeping services, of investment trusts, which are recognized over time in the period when the related service is provided.

Deposits and Lending business fees consist of Deposit-related fees and Lending-related fees. Deposit related fees are within the scope of “Accounting Standard for Revenue Recognition”, while most of Lending-related fees such as commitment fees and arrangement fees are not. Deposit-related fees include account transfer fees, which are recognized at the point in time on transaction date with the customer or at the point in time when the related service is provided.

Remittance business fees include service charges for domestic and international funds transfers and collections, which are recognized at the point in time when the related service is provided.

Trust-related business fees mainly consist of brokerage commissions of real estate property, consulting fees of real estate property and charged of stock transfer agent services. Brokerage commissions of real estate property are commissions that are received as consideration for services related to real estate brokerage, and are recognized in principle at the time of the conclusion of a sales contract for the subject real estate or trust beneficiary rights. Consulting fees of real estate property are commissions that are received as consideration for services related to real estate consulting, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided. Stock transfer agent service fees are commissions that are received as consideration for services related to transfer agent business and associated services, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Agency business fees mainly consist of administration service fees related to MHFG Group’s agency business such as Japan’s principal public lottery program and revenues from standing proxy services related to stocks and others, which are recognized at the point in time when the related service is provided or over time in the period when the related service is provided.

Fees for other customer services include various revenues such as sales commissions of life insurance, service charges for electronic banking, financial advisory fees, and service charges for software development.

Sales commissions of life insurance are received in return for selling insurance products and recognized mainly at the point in time on transaction date with the customer. Service charges for electronic banking are mainly monthly basic usage fees and recognized over time in the period when the related service is provided.

Financial advisory fees are received as consideration for services supporting market research and business strategy planning, which are recognized over time in the period when the related service is provided. Service charges for software development are recognized mainly over time in the period when the related service is provided.

Fiduciary income mainly consists of trust fees earned through fiduciary asset management and administrative service, which are recognized at the point on creation of the trust or completion date specified in the contract, or over time in the period when the related service is provided.

Part of other ordinary income include underwriting fees from trading securities, credit card interchange fees and asset management business fees which are within the scope of “Accounting Standard for Revenue Recognition”. Underwriting fees are recognized at the point on the date which all the consideration of the transaction are fixed. Credit card interchange fees are recognized at the point on the settlement of the credit card payment transactions. Asset management business fees consist of investment trust management fees and investment advisory fees for investment trusts, which are recognized over time in the period when the related service is provided.

(19)	Assets and Liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies and accounts of overseas branches of domestic consolidated banking subsidiaries and a domestic consolidated trust banking subsidiary are translated into Japanese yen primarily at the exchange rates in effect at the interim consolidated balance sheet date, with the exception of the investments in affiliates not under the equity method, which are translated at historical exchange rates.

Assets and liabilities denominated in foreign currencies of the consolidated subsidiaries, except for the transactions mentioned above, are translated into Japanese yen primarily at the exchange rates in effect at the respective interim balance sheet dates.

(20)	Hedge Accounting

(a)	Interest Rate Risk

The deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied as hedge accounting methods.

The portfolio hedge transaction for a large volume of small-value monetary claims and liabilities of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is accounted for in accordance with the method stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Financial Instruments for Banks” (JICPA Industry Committee Practical Guideline No.24, March 17, 2022).

The effectiveness of hedging activities for the portfolio hedge transaction for a large volume of small-value monetary claims and liabilities is assessed as follows:

i)

as for hedging activities to offset market fluctuation risks, the effectiveness is assessed by bracketing both the hedged instruments, such as deposits and loans, and the hedging instruments, such as interest-rate swaps, in the same maturity bucket.

ii)	as for hedging activities to fix the cash flows, the effectiveness is assessed based on the correlation between a base interest rate index of the hedged instrument and that of the hedging instrument.

The effectiveness of the individual hedge is assessed based on the comparison of the fluctuation in the market or of cash flows of the hedged instruments with that of the hedging instruments.

(b)	Foreign Exchange Risk

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries apply the deferred method of hedge accounting to hedge foreign exchange risks associated with various financial assets and liabilities denominated in foreign currencies as stipulated in the “Accounting and Auditing Treatment relating to Adoption of Accounting Standards for Foreign Currency Transactions for Banks” (JICPA Industry Committee Practical Guideline No.25, October 8, 2020). The effectiveness of the hedge is assessed by confirming that the amount of the foreign currency position of the hedged monetary claims and liabilities is equal to or larger than that of currency-swap transactions, exchange swap transactions, and similar transactions designated as the hedging instruments of the foreign exchange risk.

In addition to the above methods, these subsidiaries apply the deferred method or the fair-value hedge method to portfolio hedges of the foreign exchange risks associated with investments in subsidiaries and affiliates in foreign currency and Other Securities in foreign currency (except for bonds) identified as hedged items in advance, as long as the amount of foreign currency payables of spot and forward foreign exchange contracts exceeds the amount of acquisition cost of the hedged foreign securities in foreign currency.

(c)	Inter-company Transactions

Inter-company interest rate swaps, currency swaps and similar derivatives among consolidated companies or between trading accounts and other accounts, which are designated as hedges, are not eliminated, and related gains and losses are recognized in the statement of income or deferred under hedge accounting, because these inter-company derivatives are executed according to the criteria for appropriate outside third-party cover operations which are treated as hedge transactions objectively in accordance with JICPA Industry Committee Practical Guideline No. 24 and 25.

As for certain assets and liabilities of MHFG and its consolidated subsidiaries, the deferred method, the fair-value hedge method or the exceptional accrual method for interest rate swaps are applied.

(d)	Hedging relationships which apply “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR”

Among above (a) to (c), all hedging relationships included in the scope of applying the “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) are subject to this exceptional treatment. The detail of the hedging relationships which apply the treatment are as follows.

Hedging method: the deferred method, the fair-value hedge method or the exceptional accrual method Hedging instruments: interest-rate swaps, currency-swap transactions or exchange swap transactions, etc.

Hedged instruments: financial assets and liabilities, financial assets and liabilities denominated in foreign currencies, etc.

The variety of Hedge transactions: to offset market fluctuation risks, to fix the cash flows

(21)	Scope of Cash and Cash Equivalents on Interim Consolidated Statements of Cash Flows

In the interim consolidated statements of cash flows, Cash and Cash Equivalents consist of cash and due from central banks included in “Cash and Due from Banks” on the interim consolidated balance sheet.

Changes in Accounting Policies

Implementation of ASU2016-13, “Measurement of Credit Losses on Financial Instruments”

Some overseas subsidiaries which apply U.S. GAAP and are considered non-public business entities have adopted ASU2016-13, “Measurement of Credit Losses on Financial Instruments” from the beginning of the interim period ended September 30, 2023. This update has replaced the incurred loss impairment methodology under previous U.S. GAAP with a methodology that reflects expected credit losses with respect to financial instruments in the amortized cost category, and full lifetime expected credit losses have been estimated upon initial recognition and a reserve has been recognized. In adopting the accounting standard, Retained Earnings was adjusted for the cumulative effect at the beginning of the interim period ended September 30, 2023 in accordance with transitional treatment set out in the accounting standard.

As a result, at the beginning of the interim period ended September 30, 2023, Reserves for Possible Losses on Loans increased by ¥1,188 million, Reserves for Contingencies increased by ¥1,485 million and Retained Earnings decreased by ¥1,883 million. The impact on Per Share Information is immaterial.

Additional Information

The Board Benefit Trust (“BBT”) Program

Since MHFG operates its business to contribute to the creation of value for diverse stakeholders and realize improved corporate value through the continuous and stable growth of MHFG group pursuant to MHFG’s basic management policy defined under the Mizuho Financial Group’s Corporate Identity, MHFG has introduced a stock compensation program using a trust (the “Program”) that functions as an incentive for each Director, Group Executive Officer, and Operating officers to exert maximum effort in performing his or her duties, and also as consideration for such exertion of effort.

(1)	Outline of the Program

The Program has adopted the Board Benefit Trust (“BBT”) framework. MHFG’s shares on the stock market will be acquired through a trust established based on the underlying funds contributed by MHFG, and MHFG’s shares will be distributed to Directors, Executive Officers, and Operating officers of MHFG, Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. (the “Company Group”) and other entities in accordance with the Rules on Distribution of Shares to be prescribed in advance. The framework consists of the stock compensation program based on the Company Group Officer’s responsibilities and others in their respective company (“Stock Compensation I”), the stock compensation program based on the performance evaluation of the Company Group (“Stock Compensation II”) and the stock compensation program based on Company Group Officer’s responsibilities in their respective company and the performance evaluation of the Company Group, which distributes MHFG’s shares to Operating officers of MHFG and certain consolidated subsidiaries (“Stock Benefit”).

Stock Compensation I will be paid at the time of retirement in the form of shares of MHFG calculated based on their responsibilities and others. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Compensation II will be paid in the form of shares of MHFG and will be deferred over three years, which is calculated based on the status of achieving financial-related indicators and evaluation of stakeholder-related indicators that the Company Group regard as important in order to improve corporate value over the medium to long term. A system is adopted which enables a decrease or forfeiture of the amount depending on the performance of the company or the individual.

Stock Benefit will be paid in the collective form of MHFG’s share, which is based on responsibilities in their respective company and the performance evaluation of the Company Group. Reduction and forfeit of the benefit can occur in the program.

Upon the payment of stock compensation under the Program, MHFG may, for a certain portion, pay a monetary amount equivalent to the market value of its stock in lieu of stock compensation in accordance with the Rules on Distribution of Shares.

Voting rights related to MHFG’s shares belonging to the trust assets under the trust shall not be exercised.

(2)	MHFG’s Shares Outstanding in the Trust

MHFG’s shares outstanding in the trust are recognized as Treasury Stock under Net Assets at the carrying amount (excluding the amount of incidental expenses) in the trust. The carrying amount of such Treasury Stock as of September 30, 2023 was ¥4,509 million for 2,604 thousand shares (the carrying amount as of March 31, 2023 was ¥5,126 million for 3,231 thousand shares).

Notes to Interim Consolidated Balance Sheet

*1.	The total amount of shares and investments in affiliates

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Shares	436,286	474,710
Investments	572	596

*2.	Unsecured loaned securities, which are included in Japanese Government Bonds under Securities, are as follows:

(Millions of yen)
As of March 31, 2023	As of September 30, 2023
273,629	210,030

In certain transactions, MHFG has the right to sell or repledge the following unsecured borrowed securities, securities purchased under resale agreements and securities borrowed with cash collateral.

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Securities repledged	15,163,883	19,560,207
Securities neither repledged nor re-loaned at the end of the period/the fiscal year	2,405,207	2,820,304

*3.

Claims based on Banking Act and the Act on Emergency Measures for the Revitalization of Financial Functions are as follows. The claims consist of those included in the accounts of bonds included in “Securities” (its principal’s redemption and interest payments are guaranteed, in whole or in part, and the corporate bonds issue is limited to a private placement of the securities (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act.)), “Loans,” “Foreign Exchanges Assets,” accrued interest and suspense payment in “Other Assets” and “Customers’ Liabilities for Acceptances and Guarantees” in the interim consolidated balance sheet, and securities in the notes in case they are loans (limited to those under a loan for use or lease agreement).

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Claims against Bankrupt and Substantially Bankrupt Obligors	43,866	39,317
Claims with Collection Risk	655,396	615,424
Claims for Special Attention	372,433	504,877
Loans Past Due for 3 Months or More	288	3,563
Restructured Loans	372,144	501,314
Sub-total	1,071,696	1,159,619
Normal Claims	100,457,014	104,799,744
Total	101,528,710	105,959,363

Claims against Bankrupt and Substantially Bankrupt Obligors are claims against debtors in bankruptcy due to the commencement of bankruptcy procedures, the commencement of reorganization proceedings, the petition for the commencement of rehabilitation proceedings, and claims equivalent to these.

Claims with Collection Risk are claims that the debtor is not yet in a state of bankruptcy, but its financial position and business performance have deteriorated, and it is highly probable that principal’s collection and interest on claims in accordance with the terms of the contract will not be received. These claims do not fall under the category of Claims against Bankrupt and Substantially Bankrupt Obligors.

Loans Past Due for 3 Months or More are loans on which payments of principal and/or interest have not been made for a period of three months or more since the next day following the first due date, and which are not included in Claims against Bankrupt and Substantially Bankrupt Obligors, or Claims with Collection Risk.

Restructured Loans represent loans whose contracts were amended in favor of obligors (e.g. reduction of, or exemption from, stated interest, deferral of interest payments, extension of maturity dates and renunciation of claims) in order to assist or facilitate the restructuring of the obligors. Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk and Loans Past Due for 3 Months or More are not included.

Normal Claims are deemed to have no particular problem with the obligor’s financial position and business performance and are classified as other than Claims against Bankrupt and Substantially Bankrupt Obligors, Claims with Collection Risk, Loans Past Due for 3 Months or More and Restructured Loans.

The amounts given in above are gross amounts before deduction of amounts for the Reserves for Possible Losses on Loans.

*4.

In accordance with Committee Practical Guideline No. 24, bills discounted are accounted for as financing transactions. The banking subsidiaries have rights to sell or pledge these commercial bills, foreign exchange bills purchased and others. The face values of these bills are as follows:

(Millions of yen)
As of March 31, 2023	As of September 30, 2023
1,449,540	1,557,742

*5.	Breakdown of assets pledged as collateral is as follows:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
The following assets are pledged as collateral
Trading Assets	3,732,150	5,116,303
Securities	8,502,478	12,660,928
Loans and Bills Discounted	8,375,232	8,107,566

Total	20,609,861	25,884,798

The following liabilities are collateralized by the above assets:
Deposits	988,551	287,837
Payables under Repurchase Agreements	10,542,199	16,324,807
Guarantee Deposits Received under Securities Lending Transactions	592,011	381,079
Borrowed Money	2,928,643	3,478,388

In addition to the above, the following items are pledged as collateral in connection with the settlement accounts of foreign and domestic exchange transactions or derivatives transactions and others or as a substitute for margins for futures transactions and others:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Cash and Due from Banks	82,102	105,777
Trading Assets	261,218	363,674
Securities	6,146,181	7,560,895
Loans and Bills Discounted	93,011	72,349

In addition, the following item is pledged as collateral under general collateral repurchase agreements using the subsequent collateral allocation method:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Securities	1,519,763	300,000

Other Assets includes margins for futures transactions, guarantee deposits, and collateral pledged for financial instruments and others as follows:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Margins for Futures Transactions	170,675	174,973
Guarantee Deposits	89,103	88,599
Collateral Pledged for Financial Instruments and Others	1,721,367	2,285,121

*6.

Overdraft protection on current accounts and contracts of the commitment line for loans are contracts by which banking subsidiaries are bound to extend loans up to a prearranged amount, at the request of customers, unless the customer is in breach of contract conditions. The unutilized balance of these contracts amounts is as follows:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Unutilized balance	113,911,399	118,564,700
Amount relating to contracts of which the original contractual maturity is one year or less, or which are unconditionally cancelable at any time	80,776,418	82,413,080

Since many of these contracts expire without being exercised, the unutilized balance itself does not necessarily affect future cash flows. A provision is included in many of these contracts that entitles the banking subsidiaries to refuse the execution of loans, or reduce the maximum amount under contracts when there is a change in the financial situation, necessity to preserve a claim or other similar reasons. The banking subsidiaries require collateral such as real estate and securities when deemed necessary at the time the contract is entered into. In addition, they periodically monitor customers’ business conditions in accordance with internally established standards and take necessary measures to manage credit risks such as amendments to contracts.

*7.

In accordance with the Land Revaluation Law (Proclamation No. 34 dated March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries was revalued. The applicable income taxes on the entire excess of revaluation are included in Deferred Tax Liabilities for Revaluation Reserve for Land under Liabilities, and the remainder, net of applicable income taxes, is stated as Revaluation Reserve for Land included in Net Assets.

Revaluation date: March 31, 1998

Revaluation method as stated in Article 3, Paragraph 3 of the above law: Land used for business operations was revalued by calculating the value on the basis of the valuation by road rating stipulated in Article 2, Paragraph 4 of the Enforcement Ordinance relating to the Land Revaluation Law (Government Ordinance No. 119 promulgated on March 31, 1998) with reasonable adjustments to compensate for sites with long depth and other factors, and also on the basis of the appraisal valuation stipulated in Paragraph 5.

*8.	Accumulated Depreciation of Tangible Fixed Assets

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Accumulated Depreciation	825,181	813,530

*9.	Borrowed Money includes subordinated borrowed money with a covenant that performance of the obligation is subordinated to that of other obligations.

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Subordinated Borrowed Money	204,000	204,000

*10.	Bonds and Notes includes subordinated bonds.

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Subordinated Bonds	3,218,444	3,674,594

11.	The principal amounts of money trusts with contracts indemnifying the principal amounts, which are entrusted to domestic consolidated trust banking subsidiaries, are as follows:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Money trusts	835,674	820,048

*12.	Liabilities for guarantees on corporate bonds included in “Securities,” which are issued by private placement (Article 2, Paragraph 3 of the Financial Instruments and Exchange Act)

(Millions of yen)
As of March 31, 2023	As of September 30, 2023
1,134,235	1,072,047

Notes to Interim Consolidated Statement of Income

*1.	Other Ordinary Income includes the following:

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Gains on Sales of Stocks	54,377	65,680
Share of profit of entities accounted for using equity method	14,491	23,565

*2.	Other Ordinary Expenses includes the following:

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Provision for Reserves for Possible Losses on Loans	38,055	—
Losses on Sales of Stocks	18,529	11,659
Stock-related Derivatives Expenses	—	17,898

*3.	Extraordinary Gains includes the following:

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Gains on Disposition of Fixed Assets	645	5,290
Gains on Cancellation of Employee Retirement Benefit Trust	12,057	18,782

*4.	Extraordinary Losses is as follows:

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Losses on Disposition of Fixed Assets	4,047	1,520
Losses on Impairment of Fixed Assets	2,881	321

Notes to Interim Consolidated Statement of Changes in Net Assets

For the six months ended September 30, 2022

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2022	Increase during the period	Decrease during the period	As of September 30, 2022	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	4,659	1,240	968	4,930	(Note	)

Total	4,659	1,240	968	4,930

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (787 thousand shares) and repurchase of shares constituting less than one unit and other factors (452 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (626 thousand shares), exercise of stock acquisition rights (stock options) (58 thousand shares), and repurchase of shares constituting less than one unit and other factors (283 thousand shares). The number of shares as of September 30, 2022 includes the number of treasury stock held by BBT trust account (3,241 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2022 (Millions of yen)	Remarks
			As of April 1, 2022	Increase during the period	Decrease during the period	As of September 30, 2022
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 (—)

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2022

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 13, 2022 The Board of Directors	Common Stock	101,542	40.00	March 31, 2022	June 6, 2022

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 13, 2022 include ¥123 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2022 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 14, 2022 The Board of Directors	Common Stock	107,889	Retained Earnings	42.50	September 30, 2022	December 6, 2022

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 14, 2022 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

For the six months ended September 30, 2023

1.	Types and number of issued shares and of treasury stock are as follows:

	(Thousands of shares)
	As of April 1, 2023	Increase during the period	Decrease during the period	As of September 30, 2023	Remarks
Issued Shares
Common Stock	2,539,249	—	—	2,539,249

Total	2,539,249	—	—	2,539,249

Treasury Stock
Common Stock	5,027	983	1,584	4,425	(Note	)

Total	5,027	983	1,584	4,425

(Note)	Increases are due to acquisition of treasury stock by BBT trust account (670 thousand shares) and repurchase of shares constituting less than one unit and other factors (313 thousand shares). Decreases are due to distribution and sale of treasury stock through BBT trust account (1,296 thousand shares), and repurchase of shares constituting less than one unit and other factors (288 thousand shares). The number of shares as of September 30, 2023 includes the number of treasury stock held by BBT trust account (2,604 thousand shares).

2.	Stock acquisition rights and treasury stock acquisition rights are as follows:

Category	Breakdown of stock acquisition rights	Class of shares to be issued or transferred upon exercise of stock acquisition rights	Number of shares to be issued or transferred upon exercise of stock acquisition rights (Shares)				Balance as of September 30, 2023 (Millions of yen)	Remarks
			As of April 1, 2023	Increase during the period	Decrease during the period	As of September 30, 2023
MHFG	Stock acquisition rights (Treasury stock acquisition rights)	—	— (—)	— (—)	— (—)	— (—)	— (—)
	Stock acquisition rights as stock option			—			5
Consolidated subsidiaries (Treasury stock acquisition rights)				—			— (—)

Total				—			5 —

3.	Cash dividends distributed by MHFG are as follows:

(1)	Cash dividends paid during the six months ended September 30, 2023

Resolution	Type	Cash Dividends (Millions of yen)	Cash Dividends per Share (Yen)	Record Date	Effective Date
May 15, 2023 The Board of Directors	Common Stock	107,882	42.50	March 31, 2023	June 6, 2023

(Note)	Cash dividends based on the resolution of the Board of Directors held on May 15, 2023 include ¥137 million of cash dividends on treasury stock held by BBT trust account.

(2)	Cash dividends with record dates falling in the six months ended September 30, 2023 and effective dates coming after the end of the period

Resolution	Type	Cash Dividends (Millions of yen)	Resource of Dividends	Cash Dividends per Share (Yen)	Record Date	Effective Date
November 13, 2023 The Board of Directors	Common Stock	126,919	Retained Earnings	50.00	September 30, 2023	December 6, 2023

(Note)	Cash dividends based on the resolution of the Board of Directors held on November 13, 2023 include ¥130 million of cash dividends on treasury stock held by BBT trust account.

Notes to Interim Consolidated Statement of Cash Flows

*1.	Cash and Cash Equivalents at the end of the period on the Interim Consolidated Statement of Cash Flows reconciles to Cash and Due from Banks on the Interim Consolidated Balance Sheet as follows:

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Cash and Due from Banks	54,458,168	61,662,312
Due from Banks excluding central banks	(1,368,456)	(1,351,740)

Cash and Cash Equivalents	53,089,712	60,310,571

Lease Transactions

1.	Finance Leases (Lessees)

Finance lease transactions that do not transfer ownership:

1)	Lease Assets:

(a)	Tangible fixed assets: mainly equipment

(b)	Intangible fixed assets: software

2)	The method for computing the amount of depreciation is described in “4. Standards of Accounting Method (5) Depreciation of Fixed Assets.”

2.	Operating Leases

The future lease payments subsequent to the end of the fiscal year for non-cancelable operating lease transactions are summarized as follows:

(1)	Lessees:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Due in One Year or Less	43,539	44,470
Due after One Year	258,089	262,051

Total	301,629	306,521

(2)	Lessors:

	(Millions of yen)
	As of March 31, 2023	As of September 30, 2023
Due in One Year or Less	1,418	1,302
Due after One Year	3,997	3,736

Total	5,416	5,038

Financial Instruments

1.	Matters relating to fair value of financial instruments and breakdown of fair value by level

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts), fair values, differences between them and breakdown of fair values by level. Stocks and others without a quoted market price and Investments in Partnerships and others are excluded from the table below (see (Note 3)). In addition, notes concerning Cash and Due from Banks, Call Loans and Bills Purchased, Receivables under Resale Agreements, Guarantee Deposits Paid under Securities Borrowing Transactions, Foreign Exchange (assets / liabilities), Call Money and Bills Sold, Payables under Repurchase Agreements, Guarantee Deposits Received under Securities Lending Transactions, and Due to Trust Accounts are omitted since these instruments are mainly settled in the short term and the fair values approximate the book values.

Fair values of financial instruments are categorized into three levels as below on the basis of the observability and the materiality of the valuation inputs used in fair value measurements.

Fair values of Level 1: Fair values measured by quoted prices of the assets or liabilities being measured which are given in active markets among observable valuation inputs

Fair values of Level 2: Fair values measured by inputs other than inputs included within Level 1 among observable valuation inputs

Fair values of Level 3: Fair values measured by unobservable valuation inputs

When several inputs that have significant impact on fair value measurement are used and those inputs are categorized into different levels, the fair value is categorized into the lowest priority level for fair value measurement among the levels in which each of the inputs belongs.

(1)	Financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2023

	(Millions of yen)
	Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	49,378	13,071	62,450
Trading Assets
Trading Securities
Japanese Government Bonds	1,010,255	6,862	—	1,017,117
Japanese Local Government Bonds	—	137,837	—	137,837
Japanese Corporate Bonds	—	802,481	0	802,481
Stocks	217,673	—	16	217,689
Other	1,189,560	4,218,200	27,461	5,435,223
Money Held in Trust	—	486,684	4	486,688
Securities
Other Securities
Stocks	2,505,760	—	9,962	2,515,722
Japanese Government Bonds	15,770,850	678,443	—	16,449,293
Japanese Local Government Bonds	—	554,662	—	554,662
Japanese Corporate Bonds	—	3,040,974	194,367	3,235,341
Foreign Bonds	2,720,334	6,754,038	80,134	9,554,507
Other (*1)	717,528	1,053,012	16,404	1,786,945

Total Assets	24,131,962	17,782,575	341,423	42,255,962

Trading Liabilities
Securities Sold, Not yet Purchased	2,941,607	613,842	378	3,555,828
Bonds and Notes	—	221,479	1,334	222,813
Other Liabilities
Short Positions In Bonds	—	2,875,517	—	2,875,517

Total Liabilities	2,941,607	3,710,839	1,712	6,654,159

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	80,487	(152,178)	106,340	34,649
Currency-Related Transactions	—	194,459	16,041	210,500
Stocks-Related Transactions	(9,873)	(12,511)	52,615	30,230
Commodity-Related Transactions	4,883	(968)	2,223	6,137
Credit Derivative Transactions	—	27,842	1,785	29,628

Total Derivative Transactions	75,496	56,643	179,006	311,145

(*1)

The investment trusts that we regard net asset value disclosed in Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) as fair value are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥3,214 million and ¥31,982 million in the consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

Derivative Transactions applying for hedge accounting are ¥(723,677) million in the consolidated balance sheet. The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) is applied to these hedge transactions.

As of September 30, 2023

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	60,256	9,071	69,327
Trading Assets
Trading Securities
Japanese Government Bonds	1,774,734	5,064	—	1,779,799
Japanese Local Government Bonds	—	111,442	—	111,442
Japanese Corporate Bonds	—	1,147,228	0	1,147,228
Stocks	524,107	—	6	524,113
Other	2,049,558	4,708,916	85,771	6,844,245
Money Held in Trust	—	532,984	5	532,990
Securities
Other Securities
Stocks	2,899,135	—	7,130	2,906,266
Japanese Government Bonds	19,142,359	750,675	—	19,893,035
Japanese Local Government Bonds	—	565,989	—	565,989
Japanese Corporate Bonds	—	2,851,657	163,959	3,015,616
Foreign Bonds	3,846,910	7,300,808	113,888	11,261,607
Other (*1)	984,835	1,464,102	18,206	2,467,143

Total Assets	31,221,639	19,499,126	398,040	51,118,805

Trading Liabilities
Securities Sold, Not yet Purchased	3,516,273	795,601	60	4,311,935
Bonds and Notes	—	456,447	823	457,271
Other Liabilities
Short Positions In Bonds	—	2,701,316	—	2,701,316

Total Liabilities	3,516,273	3,953,365	883	7,470,523

Derivative Transactions (*2,3)
Interest Rate and Bond-Related Transactions	(139,791)	(267,514)	167,599	(239,705)
Currency-Related Transactions	—	56,585	(2,300)	54,284
Stocks-Related Transactions	18,497	82,479	(4,051)	96,925
Commodity-Related Transactions	10,646	(9,540)	39	1,144
Credit Derivative Transactions	—	68,935	443	69,379

Total Derivative Transactions	(110,648)	(69,054)	161,730	(17,971)

(*1)

The investment trusts that we regard net asset value disclosed in Article 24-3 and 24-9 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) as fair value are not included in the above table. The relevant investment trusts in Article 24-3 and 24-9 are ¥8,328 million and ¥41,463 million in the interim consolidated balance sheet.

(*2)

Derivative Transactions recorded in Trading Assets, Trading Liabilities, Derivatives other than for Trading Assets, Derivatives other than for Trading Liabilities, and others are presented as a lump sum. Net claims and debts that arose from derivative transactions are presented on a net basis, and the item that is net debts in total is presented in brackets.

(*3)

Derivative Transactions applying for hedge accounting are ¥(1,022,222) million in the interim consolidated balance sheet. The deferred method is mainly applied. “Treatment of Hedge Accounting for Financial Instruments that Reference LIBOR” (ASBJ Practical Solutions No.40, March 17, 2022) is applied to these hedge transactions.

(2)	Financial instruments other than financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

As of March 31, 2023

	(Millions of yen)
	Fair Value				Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	—	3,774,246	3,774,246	3,774,285	(38)
Money Held in Trust	—	—	22,769	22,769	22,769	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	800,448	—	—	800,448	799,305	1,142
Foreign Bonds	—	1,114,660	—	1,114,660	1,248,883	(134,222)
Loans and Bills Discounted					88,687,155
Reserves for Possible Losses on Loans (*)					(626,889)
	—	20,970	89,348,456	89,369,426	88,060,266	1,309,160

Total Assets	800,448	1,135,630	93,145,471	95,081,550	93,905,509	1,176,041

Deposits	—	150,461,962	—	150,461,962	150,498,976	(37,013)
Negotiable Certificates of Deposit	—	13,787,052	—	13,787,052	13,788,347	(1,295)
Borrowed Money	—	4,028,301	100,302	4,128,604	4,155,480	(26,876)
Bonds and Notes	—	9,635,498	956,983	10,592,482	11,148,376	(555,894)

Total Liabilities	—	177,912,814	1,057,286	178,970,100	179,591,181	(621,080)

(*)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the consolidated balance sheet amounts due to immateriality of their reserves.

As of September 30, 2023

	(Millions of yen)
	Fair Value				Interim Consolidated Balance Sheet Amount	Difference
Category	Level 1	Level 2	Level 3	Total
Other Debt Purchased	—	—	4,055,981	4,055,981	4,056,072	(90)
Money Held in Trust	—	—	21,527	21,527	21,527	—
Securities
Bonds Held to Maturity
Japanese Government Bonds	570,205	—	—	570,205	579,354	(9,149)
Foreign Bonds	—	2,164,514	—	2,164,514	2,417,062	(252,548)
Loans and Bills Discounted					91,855,614
Reserves for Possible Losses on Loans (*)					(619,486)
	—	5,412	92,478,851	92,484,264	91,236,128	1,248,136

Total Assets	570,205	2,169,926	96,556,361	99,296,493	98,310,145	986,347

Deposits	—	147,065,192	—	147,065,192	147,099,489	(34,296)
Negotiable Certificates of Deposit	—	17,854,742	—	17,854,742	17,855,751	(1,009)
Borrowed Money	—	4,664,930	110,714	4,775,644	4,800,688	(25,044)
Bonds and Notes	—	9,842,233	1,077,625	10,919,859	11,582,241	(662,382)

Total Liabilities	—	179,427,098	1,188,339	180,615,438	181,338,170	(722,732)

(*)

General and specific reserves for possible losses on loans relevant to Loans and Bills Discounted are excluded. Items other than Loans and Bills Discounted are recorded at the interim consolidated balance sheet amounts due to immateriality of their reserves.

(Note 1)	Explanation of valuation techniques and valuation inputs used in fair value measurements

Assets

Other Debt Purchased

Fair values of securitized products of other debt purchased are based on the values deemed as market prices obtained by the model such as those obtained from brokers and financial information vendors and are categorized as Level 3 when significant unobservable valuation inputs are used for the obtained price and as Level 2 when other inputs are used.

With respect to other debt purchased other than those described above, when the present values of the expected future cash flows are considered to be fair values, those other debt purchased are mainly categorized as Level 3 since the discount rate and other significant valuation inputs are unobservable. When those are short term in nature and the book values are considered to be fair values, those other debt purchased are categorized as Level 3.

Trading Assets

Fair values of trading assets for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly government bonds.

In the case the market is inactive even if the quoted market price is available, those trading assets are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

When fair values are measured at the discounted cash flow method and others using significant unobservable inputs, those trading assets are categorized as Level 3, which includes mainly bonds with warrants and trust beneficiary rights.

Money Held in Trust

With respect to securities managed as trust assets in a directed money trust for separate investment with the management of securities as its primary purpose, fair values of stocks are measured at the price in stock exchanges and bonds are measured at market price or valuation price obtained from brokers or financial information vendors and are categorized as Level 2 or Level 3 based on the level of components.

The notes to Money Held in Trust based on holding purpose are stated in “Money Held in Trust.”

Securities

Fair values of securities for which unadjusted quoted market prices in active markets are available are categorized as Level 1 which includes mainly stocks and government bonds. In the case the market is inactive even if the quoted market price is available, those securities are categorized as Level 2, which includes mainly local government bonds and corporate bonds.

Fair values of investment trusts are measured at the market price or the disclosed net asset value and others. Those for which unadjusted quoted market prices in active markets are available are categorized as Level 1 and that are not available as Level 2. Additionally the investment trusts for which there are no transaction prices in markets with no significant limitations from market participants to demand compensation for the risk are valued using net asset value and are categorized as Level 2.

Fair values of private placement bonds are measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors to market yield by categories based on the internal ratings and terms and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Fair values of securitized products are based on valuations obtained from brokers and others, and on model-based prices based on the reasonable estimates of our management. These are categorized as Level 3 when significant unobservable valuation inputs are used and as Level 2 when other inputs are used. In deriving model-based prices based on the reasonable estimates of our management mentioned above, we used the discounted cash flow method. The price decision variables include default rates, recovery rates, prepayment rates, and discount rates.

The notes to Securities based on holding purpose are stated in “Securities.”

Loans and Bills Discounted

Fair values of loans and bills discounted are mainly measured by discounting the total amount of principal and interest and others at interest rates based on the discount rate reflecting expected loss and various risk factors by categories according to the types, internal ratings and terms of the loans and bills discounted and are categorized as Level 3 since the discount rate is unobservable.

In addition, fair values of claims against bankrupt obligors, substantially bankrupt obligors, and intensive control obligors whose bad debts are mainly measured at the present value of the expected future cash flows or the estimated amounts calculated based on the recoverability from collateral and guarantees approximate the amount of claims and others minus the amount of reserves for possible losses on loans in the consolidated balance sheet as of the consolidated balance sheet date and those amounts are considered to be fair values which are categorized as Level 3.

Among the loans and bills discounted, for those without a fixed maturity due to loan characteristics such as limiting loans to within the value of pledged assets, book values are considered to be fair values since fair values are expected to approximate book values based on the estimated loan periods, interest rates and other conditions. Fair values of those loans and bills discounted are categorized as Level 3.

Liabilities

Deposits and Negotiable Certificates of Deposit

For demand deposits, the payment amounts required on the consolidated balance sheet date (i.e., book values) are considered to be fair values.

In addition, fair values of time deposits and negotiable certificates of deposits are calculated by classifying them based on their terms and by discounting the future cash flows. The discount rates used in such calculations are the market interest rates. Since fair values of those whose deposit terms are short (i.e., within six months) approximate book values, the book values are considered to be fair values and those fair values are categorized as Level 2.

Trading Liabilities and Other Liabilities

Fair values of trading liabilities and short positions in bonds included in other liabilities for which unadjusted quoted market prices in active markets are available are categorized as Level 1, which includes mainly listed stocks and government bonds.

In the case the market is inactive even if the quoted market price is available, those trading liabilities are categorized as Level 2, which includes mainly corporate bonds.

When significant unobservable inputs are used, those trading liabilities are categorized as Level 3.

Borrowed Money

Fair values of borrowed money are measured mainly by discounting the total amount of the principal and interest of such borrowed money classified by period lengths at the interest rates considered to be applicable to similar loans and are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Bonds and Notes

With respect to bonds and notes issued by MHFG and its majority-owned consolidated subsidiaries and other consolidated subsidiaries, fair values of bonds and notes with market prices are measured at the market prices and fair values of those without market prices are calculated by discounting the total amount of the principal and interest at the interest rates considered to be applicable to similar bonds and notes. Bonds and notes with market prices are categorized as Level 2. Those without market prices are categorized as Level 3 when the impact from unobservable valuation inputs is significant and as Level 2 when it is not significant.

Certain foreign subsidiaries have adopted the fair value option to bonds and notes issued by themselves, and the fair value is calculated based on the valuation model. When unobservable inputs are not used or the impact of unobservable inputs is not material, those bonds and notes are categorized as Level 2. When significant unobservable inputs are used, those bonds and notes are categorized as Level 3.

Derivative Transactions

Derivative transactions that can be measured at unadjusted quoted prices in active markets are categorized as Level 1, which includes such transactions as bonds futures and interest rate futures.

However, since most derivative transactions are over-the-counter transactions and there are no quoted market prices, market values are measured using valuation techniques such as the discounted cash flow method and the Black-Scholes model, depending on the type of transaction and the maturity period. The main inputs which are used in those valuation techniques are interest rate, currency rate, volatility and others. In addition, price adjustments based on credit risk of counterparty and credit risk of majority-owned consolidated subsidiaries and other consolidated subsidiaries themselves and price adjustments for unsecured funding are made. When unobservable inputs are not used or impact of unobservable inputs are not material, those derivative transactions are categorized as Level 2, which includes such transactions as plain vanilla interest rate swaps and foreign exchange forwards. When significant unobservable inputs are used, those derivative transactions are categorized as Level 3, which includes transactions such as commodity related transactions.

(Note 2)	Information relating to fair values of Level 3 among the financial instruments recorded at fair value in the interim consolidated balance sheet (the consolidated balance sheet)

(1)	Quantitative information of significant unobservable valuation inputs

As of March 31, 2023

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.1% — 17.5%	4.3%
		Default rate	0.0% — 2.2%	0.1%
		Discount rate	0.3% — 1.6%	0.4%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	1.1% — 1.7%	1.3%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.7%	2.2%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	21.7%	21.7%
		Default rate	0.1%	0.1%
		Recovery rate	40.5%	40.5%
		Discount rate	0.9% — 2.0%	1.1%
Other	Discounted cash flow method	Discount rate	0.0% — 1.4%	0.1%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 58.1%	—
		FX — FX correlation	39.0% — 64.7%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(16.3)% — 93.2%	—
		Equity correlation	3.2% — 100.0%	—
		Equity volatility	5.9% — 180.7%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	19.9% — 54.4%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 13.0%	—
		Credit correlation	47.5% — 100.0%	—

As of September 30, 2023

Category	Principal valuation technique	Significant unobservable valuation input	Range of valuation input	Weighted average
Other Debt Purchased
Securitized products	Discounted cash flow method	Prepayment rate	0.0% — 17.4%	4.1%
		Default rate	0.0% — 0.6%	0.0%
		Discount rate	0.3% — 1.6%	0.4%
Trading Assets
Trading Securities	Discounted cash flow method	Discount rate	0.4% — 1.1%	0.7%
Securities
Japanese Corporate Bonds
Private placement bonds	Discounted cash flow method	Discount rate	0.4% — 5.7%	2.0%
Foreign Bonds
Securitized products	Discounted cash flow method	Prepayment rate	4.2% — 26.8%	21.5%
		Default rate	0.0% — 0.4%	0.1%
		Recovery rate	36.9% — 40.5%	39.6%
		Discount rate	0.3% — 1.6%	0.7%
Derivative Transactions
Interest Rate and Bond-Related Transactions	Option valuation model	IR — IR correlation	23.1% — 100.0%	—
Currency-Related Transactions	Option valuation model	FX — IR correlation	5.4% — 72.5%	—
		FX — FX correlation	39.0% — 64.7%	—
Stocks-Related Transactions	Option valuation model	Equity — IR correlation	25.0%	—
		Equity — FX correlation	(17.8)% — 93.2%	—
		Equity correlation	25.9% — 100.0%	—
		Equity volatility	5.4% — 89.8%	—
Commodity-Related Transactions	Option valuation model	Commodity volatility	16.0% — 43.7%	—
Credit Derivative Transactions	Discounted cash flow method	Default rate	0.0% — 11.5%	—

(2)	Adjustment sheet from beginning balance to ending balance as of interim period (ending balance as of period) and unrealized gains (losses) recognized as gains (losses) for the period

As of March 31, 2023

	(Millions of yen)
	Beginning balance	Gains(losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of period	Unrealized gains (losses) on financial assets and liabilities held as of the consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains(losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	17,908	(2)	(89)	(4,744)	—	—	13,071	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	0	0	—	—	—	—	0	45
Stocks	190	350	—	(524)	—	—	16	(328)
Other	19,245	527	—	6,725	1,956	(993)	27,461	(576)
Money Held in Trust	4	0	—	0	—	—	4	—
Securities
Other Securities
Stocks	10,161	—	54	(254)	—	—	9,962	—
Japanese Corporate Bonds	236,037	(1,080)	4,397	(24,889)	44,367	(64,465)	194,367	—
Foreign Bonds	145,936	8,222	(972)	(7,566)	—	(65,484)	80,134	—
Other	16,082	1,453	1,806	(2,936)	—	—	16,404	227
Trading Liabilities
Securities Sold, Not yet Purchased	—	(28)	—	326	80	—	378	(35)
Bonds and Notes	1,559	(225)	—	—	—	—	1,334	(58)
Derivative Transactions
Interest Rate and Bond-Related Transactions	53,634	42,919	—	9,786	—	—	106,340	49,765
Currency-Related Transactions	33,008	(4,986)	—	(11,981)	—	—	16,041	(3,557)
Stocks-Related Transactions	53,726	(25,416)	—	24,304	—	—	52,615	26,902
Commodity-Related Transactions	653	1,448	—	121	—	—	2,223	1,831
Credit Derivative Transactions	1,919	283	—	(374)	(266)	223	1,785	(31)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis. The transfer was made on the beginning of the accounting period.

As of September 30, 2023

	(Millions of yen)
	Beginning balance	Gains (losses) for the period/other comprehensive income		Net amount of purchase, sale, issue, and settlement	Transfer to fair values of Level 3 (*3)	Transfer from fair values of Level 3 (*4)	Ending balance as of interim period	Unrealized gains (losses) on financial assets and liabilities held as of the interim consolidated balance sheet date among the amount recorded to gains (losses) for the period (*1)
		Recorded to gains (losses) for the period (*1)	Recorded to other comprehensive income (*2)
Other Debt Purchased	13,071	(110)	(10)	(3,878)	—	—	9,071	—
Trading Assets
Trading Securities
Japanese Corporate Bonds	0	—	—	—	—	—	0	—
Stocks	16	(0)	—	(10)	—	—	6	0
Other	27,461	2,193	—	58,394	303	(2,582)	85,771	(148)
Money Held in Trust	4	0	—	0	—	—	5	—
Securities
Other Securities
Stocks	9,962	—	119	(2,950)	—	—	7,130	—
Japanese Corporate Bonds	194,367	(1,584)	2,969	(6,248)	13,843	(39,388)	163,959	—
Foreign Bonds	80,134	8,062	496	27,433	—	(2,239)	113,888	—
Other	16,404	(0)	1,502	308	—	(10)	18,206	(25)
Trading Liabilities
Securities Sold, Not yet Purchased	378	11	—	(329)	—	—	60	8
Bonds and Notes	1,334	(510)	—	—	—	—	823	(91)
Derivative Transactions
Interest Rate and Bond-Related Transactions	106,340	47,041	—	14,217	—	—	167,599	60,446
Currency-Related Transactions	16,041	(1,797)	—	(16,655)	111	—	(2,300)	(7,667)
Stocks-Related Transactions	52,615	(76,666)	—	19,999	—	—	(4,051)	7,567
Commodity-Related Transactions	2,223	(1,802)	—	(381)	—	—	39	(1,659)
Credit Derivative Transactions	1,785	(1,538)	—	82	94	19	443	(1,344)

(*1)	Those amounts are mainly included in Trading Income, Trading Expenses, Other Operating Income and Other Operating Expenses in the interim consolidated statement of income.
(*2)	Those amounts are included in Net Unrealized Gains (Losses) on Other Securities of Other Comprehensive Income in the interim consolidated statement of comprehensive income.
(*3)

Those are the transfers from Level 2 to Level 3, due to changes in observability of valuation inputs which are used in fair value measurements based on market liquidity. The transfer was made on the beginning of the accounting period.

(*4)

Those are the transfers from Level 3 to Level 2, mainly due to the fact that the discount rate which is used in fair value measurement of the private placement bonds was determined to be immaterial by quantitative sensitivity analysis. The transfer was made on the beginning of the accounting period.

(3)	Explanation of the process of fair value measurement

In MHFG, middle-offices and back-offices have established policies and procedures related to the measurement of fair values and procedures related to usage of the valuation model. For the fair values and the level categories, the validity of the valuation techniques and valuation inputs used in fair value measurement are verified.

In fair value measurement, valuation models in which the nature, characteristics and risks of individual assets are most appropriately reflected are used. In addition, when quoted prices obtained from third parties are used, the validity of the prices is verified by appropriate methods such as confirmation of valuation techniques and used valuation inputs and comparison with the fair values of similar financial instruments.

(4)	Explanation of the impact on fair values in the case where significant unobservable inputs are varied

Prepayment rate

The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated with borrower delinquency. A significant change in the prepayment rate would generally significantly impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.

Default rate

The default rate is an estimate of the likelihood of not collecting contractual payments. A significant increase (decrease) in the default rate would generally be accompanied by a decrease (increase) in the recovery rate and an increase (decrease) in the discount rate. It would also generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Recovery rate

The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. A significant increase (decrease) in recovery rate would generally be accompanied by a decrease (increase) in the default rate. It would also generally significantly impact the valuation of the fair values of financial instruments positively (negatively).

Discount rate

The discount rate is an adjustment rate to a benchmark market interest rate such as TIBOR or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. A significant increase (decrease) in discount rate would generally significantly impact the valuation of the fair values of financial instruments negatively (positively).

Correlation

Correlation is the likelihood of the movement of one input relative to another based on an established relationship. A significant change in correlation would significantly impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.

Volatility

Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, a significant increase (decrease) in volatility would result in a significant increase (decrease) in option values and, for a long position in an option, it would result in a significant increase (decrease) in the fair values of financial instruments.

(Note 3)

The following are the interim consolidated balance sheet amounts (the consolidated balance sheet amounts) of Stocks and others without a quoted market price, and Investments in Partnerships and others. These amounts are not included in Money Held in Trust and Other Securities in the tables disclosed in the Matters relating to fair value of financial instruments and breakdown of fair value by level.

(Millions of yen)
Category	As of March 31, 2023	As of September 30, 2023
Stocks and others without a quoted market price (*1)	303,376	516,684
Investments in Partnerships and others (*2)	448,196	518,839

(*1)

Stocks and others without a quoted market price include unlisted stocks and others and in accordance with Article 5 of “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ Guidance No.19, March 31, 2020), these items are not subject to disclosure of the fair value.

(*2)

Investments in Partnerships and others are mainly silent partnership, investment partnership, and money held in trust with the investment in a silent partnership as the component of the trust property. In accordance with Article 24-16 of “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021), these items are not subject to disclosure of the fair value.

(3)

During the fiscal year ended March 31, 2023, the amounts of impairment (devaluation) was ¥1,287 million on a consolidated basis. During the six months ended September 30, 2023, the amount of impairment (devaluation) was ¥1,515 million on a consolidated basis.

Securities

In addition to “Securities” on the interim consolidated balance sheet (the consolidated balance sheet), Negotiable Certificates of Deposit in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.

1.	Bonds Held to Maturity

As of March 31, 2023

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	499,834	502,005	2,170
	Foreign Bonds	114,157	114,526	368

	Sub-total	613,992	616,531	2,538

Bonds Whose Fair Values Do Not Exceed the Consolidated Balance Sheet Amount	Japanese Government Bonds	299,470	298,443	(1,027)
	Foreign Bonds	1,134,725	1,000,134	(134,591)

	Sub-total	1,434,196	1,298,577	(135,618)

Total		2,048,188	1,915,108	(133,080)

As of September 30, 2023
(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Fair Value	Difference
Bonds Whose Fair Values Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	160,007	160,672	664
	Foreign Bonds	—	—	—

	Sub-total	160,007	160,672	664

Bonds Whose Fair Values Do Not Exceed the Interim Consolidated Balance Sheet Amount	Japanese Government Bonds	419,347	409,533	(9,814)
	Foreign Bonds	2,417,062	2,164,514	(252,548)

	Sub-total	2,836,410	2,574,047	(262,362)

Total		2,996,417	2,734,719	(261,698)

2.	Other Securities

As of March 31, 2023

(Millions of yen)
	Type	Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,366,271	817,808	1,548,463
	Bonds	13,082,946	13,068,506	14,440
	Japanese Government Bonds	11,884,984	11,881,113	3,871
	Japanese Local Government Bonds	61,954	61,757	197
	Japanese Corporate Bonds	1,136,007	1,125,635	10,371
	Other	2,530,613	2,497,215	33,398
	Foreign Bonds	2,197,042	2,182,254	14,788
	Other Debt Purchased	6,698	6,627	70
	Other	326,872	308,332	18,539

	Sub-total	17,979,832	16,383,529	1,596,302

Other Securities Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	149,451	179,532	(30,081)
	Bonds	7,156,350	7,232,283	(75,933)
	Japanese Government Bonds	4,564,308	4,600,151	(35,842)
	Japanese Local Government Bonds	492,707	498,335	(5,627)
	Japanese Corporate Bonds	2,099,334	2,133,797	(34,463)
	Other	9,117,824	9,818,256	(700,432)
	Foreign Bonds	7,357,464	7,952,943	(595,479)
	Other Debt Purchased	40,763	41,628	(865)
	Other	1,719,596	1,823,684	(104,087)

	Sub-total	16,423,626	17,230,072	(806,446)

Total		34,403,458	33,613,602	789,855

(Note)	Unrealized Gains (Losses) includes ¥36,513 million which was recognized in the statement of income by applying the fair-value hedge method and others.

As of September 30, 2023

(Millions of yen)
	Type	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference
Other Securities Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Stocks	2,864,437	925,596	1,938,841
	Bonds	14,831,742	14,814,394	17,347
	Japanese Government Bonds	13,923,502	13,914,592	8,909
	Japanese Local Government Bonds	17,762	17,692	70
	Japanese Corporate Bonds	890,477	882,109	8,368
	Other	2,526,747	2,453,826	72,920
	Foreign Bonds	1,500,738	1,497,815	2,922
	Other Debt Purchased	4,757	4,725	31
	Other	1,021,252	951,285	69,966

	Sub-total	20,222,927	18,193,817	2,029,110

Other Securities Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost	Stocks	41,828	48,189	(6,361)
	Bonds	8,642,899	8,737,582	(94,683)
	Japanese Government Bonds	5,969,533	6,010,443	(40,910)
	Japanese Local Government Bonds	548,226	558,600	(10,373)
	Japanese Corporate Bonds	2,125,139	2,168,538	(43,399)
	Other	11,438,911	12,710,497	(1,271,585)
	Foreign Bonds	9,760,869	10,827,544	(1,066,675)
	Other Debt Purchased	36,264	37,752	(1,488)
	Other	1,641,778	1,845,200	(203,422)

	Sub-total	20,123,638	21,496,269	(1,372,630)

Total		40,346,566	39,690,086	656,480

(Note)	Unrealized Gains (Losses) includes ¥48,032 million which was recognized in the statement of income by applying the fair-value hedge method and others.

3.	Impairment (“Devaluation”) of Securities

Certain Securities other than Trading Securities (excluding Stocks and others without a quoted market price and Investments in Partnerships and others) are devalued to the fair value, and the difference between the acquisition cost and the fair value is treated as a loss for the six months ended September 30, 2023 (the fiscal year ended March 31, 2023). If the fair value has significantly deteriorated compared with the acquisition cost (including amortized cost), the difference is treated as impairment (devaluation) unless it is deemed that there is a possibility of a recovery in the fair value.

The amount of impairment (devaluation) for the fiscal year ended March 31, 2023 was ¥1,256 million.

The amount of impairment (devaluation) for the six months ended September 30, 2023 was ¥1,197 million.

The criteria for determining whether a security’s fair value has “significantly deteriorated” are outlined as follows:

•	Securities whose fair value is 50% or less of the acquisition cost

•	Securities whose fair value exceeds 50% but is 70% or less of the acquisition cost and the quoted market price maintains a certain level or lower

Money Held in Trust

1.	Money Held in Trust Held to Maturity

There was no Money Held in Trust held to maturity.

2.	Other in Money Held in Trust (other than for investment purposes and held to maturity purposes)

As of March 31, 2023

	(Millions of yen)
	Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	27,418	27,418	—	—	—

(Note)

“Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

As of September 30, 2023

	(Millions of yen)
	Interim Consolidated Balance Sheet Amount	Acquisition Cost	Difference	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost	Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost
Other in Money Held in Trust	26,001	26,001	—	—	—

(Note)

“Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Exceeds Acquisition Cost” and “Other in Money Held in Trust Whose Interim Consolidated Balance Sheet Amount Does Not Exceed Acquisition Cost” are components of “Difference.”

Unrealized Gains (Losses) on Other Securities

Details of Unrealized Gains (Losses) on Other Securities on the interim consolidated balance sheet (consolidated balance sheet) are as follows:

As of March 31, 2023

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	766,165
Other Securities	766,165
(–) Deferred Tax Liabilities	188,935
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	577,230
(–) Amount Corresponding to Non-controlling Interests	14,549
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	1,813

Net Unrealized Gains (Losses) on Other Securities	564,495

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥36,513 million in gains which were recognized in the statement of income for the fiscal year ended March 31, 2023 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

As of September 30, 2023

(Millions of yen)
Amount
Difference between Acquisition Cost and Fair Value	623,543
Other Securities	623,543
(–) Deferred Tax Liabilities	144,964
Difference between Acquisition Cost and Fair Value, net of Taxes (Before adjusting for amount corresponding to Non-controlling Interests)	478,579
(–) Amount Corresponding to Non-controlling Interests	16,509
(+) Amount Corresponding to Net Unrealized Gains (Losses) on Other Securities Owned by Affiliated Companies, which is attributable to MHFG	2,650

Net Unrealized Gains (Losses) on Other Securities	464,720

(Notes)	1.	The difference between acquisition cost and fair value excludes ¥48,032 million in gains which were recognized in the statement of income for six months ended September 30, 2023 by applying the fair-value hedge method and others.
	2.	“Other Securities” includes translation differences regarding Stocks and others without a quoted market price and Investments in Partnerships and others.

Derivatives Information

Derivative Transactions not Qualifying for Hedge Accounting

With regard to derivative transactions not qualifying for hedge accounting, contract value or contractual principal equivalents, fair values and unrealized gains (losses) by type of transaction as of the interim consolidated balance sheet date (consolidated balance sheet date) are as follows. Contract value amounts do not indicate the market risk related to derivative transactions.

(1)	Interest Rate and Bond-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	55,336,700	29,080,624	43,429	43,429
	Bought	77,861,355	48,995,257	62,030	62,030
	Interest Rate Options
	Sold	39,158,828	—	(4,457)	274
	Bought	32,020,537	4,832	3,507	(364)
	Bond Futures
	Sold	711,933	—	(8,248)	(8,248)
	Bought	378,185	—	3,286	3,286
	Bond Futures Options
	Sold	14,415	—	(23)	(23)
	Bought	397,112	—	301	(743)
Over-the-Counter	FRAs
	Sold	43,239,019	2,590,083	(200,437)	(200,437)
	Bought	41,497,899	2,365,476	179,470	179,470
	Interest Rate Swaps
	Receive Fixed / Pay Float	710,226,104	561,108,502	(4,957,290)	(4,957,290)
	Receive Float / Pay Fixed	704,431,927	549,848,401	4,843,451	4,843,451
	Receive Float / Pay Float	217,368,629	119,663,951	73,958	73,958
	Receive Fixed / Pay Fixed	342,924	327,685	10,299	10,299
	Interest Rate Options
	Sold	27,094,067	16,860,933	(114,735)	(114,735)
	Bought	26,566,635	15,972,893	169,959	169,959
	Bond Options
	Sold	766,239	—	(900)	20
	Bought	766,239	—	1,809	805
	Bond Other
	Sold	3,186	—	(45)	(45)
	Bought	6,240	—	65	65
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	4,946,531	4,286,590	(26,956)	(26,956)
	Receive Float / Pay Fixed	10,728,676	8,930,103	436,369	436,369

Total		—	—	514,844	514,575

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Interest Rate Futures
	Sold	31,138,194	20,581,804	73,450	73,450
	Bought	67,102,282	45,082,214	(218,381)	(218,381)
	Interest Rate Options
	Sold	96,989,541	—	(7,201)	(885)
	Bought	97,434,860	—	9,136	1,772
	Bond Futures
	Sold	691,373	—	5,444	5,444
	Bought	203,728	—	(803)	(803)
	Bond Futures Options
	Sold	214,643	—	(320)	(320)
	Bought	193,622	—	382	373
Over-the-Counter	FRAs
	Sold	44,218,450	794,822	339,960	339,960
	Bought	41,194,928	668,179	(317,390)	(317,390)
	Interest Rate Swaps
	Receive Fixed / Pay Float	767,879,931	634,985,730	(9,490,672)	(9,490,672)
	Receive Float / Pay Fixed	755,279,279	626,091,285	9,180,215	9,180,215
	Receive Float / Pay Float	173,746,630	121,545,450	129,571	129,571
	Receive Fixed / Pay Fixed	513,032	489,579	16,717	16,717
	Interest Rate Options
	Sold	38,594,799	20,262,896	(266,813)	(266,813)
	Bought	36,401,420	19,458,578	368,561	368,561
	Bond Options
	Sold	1,107,062	—	(1,788)	270
	Bought	1,107,062	—	2,276	127
	Bond Other
	Sold	13,199	—	(496)	(496)
	Bought	27,024	—	496	496
Inter-Company or Internal Transactions	Interest Rate Swaps
	Receive Fixed / Pay Float	6,193,294	5,790,225	(267,767)	(267,767)
	Receive Float / Pay Fixed	10,802,812	8,853,186	677,571	677,571

Total		—	—	232,148	231,002

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(2)	Currency-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	54,992	—	—	—
	Bought	153,513	28,525	—	—
Over-the-Counter	Swaps	101,803,817	76,162,544	221,551	177,713
	Forwards
	Sold	90,571,040	6,268,422	(197,508)	(197,508)
	Bought	46,851,140	2,438,993	213,877	213,877
	Options
	Sold	5,303,482	2,494,931	(128,708)	(75,733)
	Bought	5,283,561	2,406,722	70,020	4,297
Inter-Company or Internal Transactions	Swaps	3,839,109	3,222,519	259,825	11,189
	Forwards
	Bought	387	—	12	12

Total		—	—	439,070	133,848

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	43,905	—	—	—
	Bought	163,658	31,760	—	—
Over-the-Counter	Swaps	115,821,253	88,003,239	220,668	283,537
	Forwards
	Sold	107,751,054	6,287,672	(2,229,734)	(2,229,734)
	Bought	52,108,248	2,826,567	2,079,695	2,079,695
	Options
	Sold	6,166,646	2,450,869	(223,873)	(165,635)
	Bought	6,274,950	2,424,409	120,481	48,264
Inter-Company or Internal Transactions	Swaps	4,018,388	3,266,601	621,454	26,001
	Forwards
	Bought	51,792	—	835	835

Total		—	—	589,527	42,964

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(3)	Stock-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	653,647	4,954	(10,360)	(10,360)
	Bought	203,355	16,821	6,566	6,566
	Index Futures Options
	Sold	1,367,801	174,982	(85,588)	(44,049)
	Bought	1,059,180	100,694	49,249	17,375
Over-the-Counter	Equity Linked Swaps	865,939	385,268	80,795	80,795
	Options
	Sold	1,156,025	818,365	(77,061)	(77,061)
	Bought	1,196,967	938,768	102,183	102,183
	Other
	Sold	—	—	—	—
	Bought	341,807	116,446	(20,637)	(20,637)

Total		—	—	45,146	54,811

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.

As of September 30, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Index Futures
	Sold	1,001,425	2,331	21,863	21,863
	Bought	43,653	6,816	916	916
	Index Futures Options
	Sold	1,875,583	161,180	(121,201)	(82,668)
	Bought	1,993,224	116,691	85,677	50,228
Over-the-Counter	Equity Linked Swaps	964,499	350,452	12,904	12,904
	Options
	Sold	2,600,489	1,010,335	(100,853)	(100,853)
	Bought	3,296,382	1,306,523	153,117	153,117
	Other
	Sold	5,998	—	116	116
	Bought	488,135	167,177	59,496	59,496

Total		—	—	112,038	115,122

(Note)	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.

(4)	Commodity-Related Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	134,624	24,965	(178)	(178)
	Bought	187,769	56,073	5,078	5,078
	Options
	Sold	400	—	(19)	13
	Bought	213	—	3	(2)
Over-the-Counter	Options
	Sold	322,986	140,840	(16,389)	(16,389)
	Bought	252,235	102,095	17,644	17,644

Total		—	—	6,137	6,164

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others

As of September 30, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Listed	Futures
	Sold	192,790	58,079	(22,411)	(22,411)
	Bought	264,587	104,472	32,987	32,987
	Options
	Sold	231	—	(12)	4
	Bought	2,348	—	82	13
Over-the-Counter	Options
	Sold	342,153	135,427	(34,625)	(34,625)
	Bought	238,686	80,905	25,135	25,135

Total		—	—	1,156	1,103

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	Commodities include oil, copper, aluminum and others.

(5)	Credit Derivative Transactions

As of March 31, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	10,271,257	9,939,876	92,759	92,759
	Bought	12,484,873	11,666,579	(63,131)	(63,131)

Total		—	—	29,628	29,628

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

As of September 30, 2023

(Millions of yen)
Classification	Type	Contract Value		Fair Value	Unrealized Gains (Losses)
		Total	Over One Year
Over-the-Counter	Credit Derivatives
	Sold	7,285,477	6,672,865	69,070	69,070
	Bought	10,018,672	8,561,839	309	309

Total		—	—	69,379	69,379

(Notes)	1.	The above transactions are marked to market, and changes in unrealized gains (losses) are included in the interim consolidated statement of income.
	2.	“Sold” and “Bought” indicate assumption and cession of credit risk, respectively.

Revenue recognition

1.	Revenue breakdown information

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Ordinary Income	2,944,948	4,244,507
Fee and Commission Income	418,579	485,482
Deposits and Lending business (1)	137,505	163,103
Securities-related business	85,848	118,986
Remittance business	53,268	51,901
Trust-related business	30,256	33,795
Guarantee-related business (2)	21,018	20,979
Agency business	18,399	18,615
Fees for other customer services	72,282	78,101
Fiduciary Income	29,313	30,458
Other Ordinary Income (1)	2,497,056	3,728,566

Notes:

(1)	Part of these amounts are considered to be revenues from contracts that are within the scope of “Accounting Standard for Revenue Recognition”.
(2)	These amounts are revenues from contracts that do not meet the scope of “Accounting Standard for Revenue Recognition”.
(3)

In the above table, revenues that are within the scope of “Accounting Standard for Revenue Recognition” are mainly generated from “Retail & Business Banking Company”, “Corporate & Investment Banking Company” and “Global Corporate & Investment Banking Company”.

2.	Contract assets, contract liabilities and receivables from contracts with customers

The balances of contract assets, contract liabilities and receivables from contracts with customers are included in other assets and other liabilities in the interim consolidated balance sheet. The balance of contract assets, contract liabilities and receivables from contracts with customers at the current and previous interim consolidated balance sheet date are immaterial.

3.	Price allocated to remaining performance obligations

The amount of revenue expected to be recognized in subsequent fiscal years is not material in terms of amount for the six months ended September 30, 2023 and September 30, 2022. Contracts with a term of up to one year and contracts for which revenue can be recognized at the amount our group has the right to claim are not included in the subject of this report.

Business Segment Information, etc.

Business Segment Information

1.	Summary of reportable segment

MHFG has introduced an in-house company system based on the group’s diverse customer segments. The aim of this system is to leverage MHFG’s strengths and competitive advantage, which is the seamless integration of MHFG’s banking, trust and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house companies, each based on a customer segment: the Retail & Business Banking Company (RBC), the Corporate & Investment Banking Company (CIBC), the Global Corporate & Investment Banking Company (GCIBC), the Global Markets Company (GMC), and the Asset Management Company (AMC).

The services that each in-house company is in charge of are as follows:

RBC:

Services for individual customers, small and medium-sized enterprises and middle market firms in Japan

CIBC:

Services for large corporations, financial institutions and public corporations in Japan

GCIBC:

Services for Japanese overseas affiliated corporate customers and non-Japanese corporate customers, etc.

GMC:

Investment services with respect to interest rates, equities and credits, etc. and other services

AMC:

Development of products and provision of services that match the asset management needs of its wide range of customers from individuals to institutional investors

The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the performance of each of the operating segments in accordance with internal managerial accounting rules and practices.

Effective as of April 1, 2023, MHFG partially restructured its in-house company system. CIBC was newly established by the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC.

2.

Calculating method of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

The following information of reportable segment is based on internal management reporting.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others is the total amount of Interest Income, Fiduciary Income, Fee and Commission Income, Trading Income, Other Operating Income and Net gains or losses related to ETFs and others.

Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others is the amount of which General and administrative expenses (excluding non-recurring expenses and others), Equity in income from investments in affiliates, and Amortization of goodwill and others (including amortization of intangible assets) are deducted from, or added to, Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others relating to transactions between segments is based on the current market price.

Fixed assets disclosed as asset information by segment are the total amount of tangible fixed assets and intangible fixed assets. Fixed assets pertaining to Mizuho Bank, Ltd., Mizuho Trust & Banking Co., Ltd., and Mizuho Securities Co., Ltd. have been allocated to each segment.

3.

Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others, Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others, and Fixed assets by reportable segment

For the six months ended September 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	326,845	238,743	296,306	229,269	27,614	43,721	1,162,498
General and administrative expenses (excluding Non-Recurring Losses and others)	299,060	99,467	145,721	123,967	17,015	36,687	721,917
Equity in income from investments in affiliates	(869)	3,621	10,319	—	67	1,353	14,491
Amortization of goodwill and others	1,036	46	180	385	3,430	506	5,583
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	25,880	142,851	160,724	104,917	7,236	7,881	449,489
Fixed assets	499,975	154,802	170,895	85,494	—	814,873	1,726,039

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥8,713 million, of which ¥7,566 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.
	4.	Following the partial restructuring of in-house companies and the change in allocation method for transactions between each segment and “Others” made in April 2023, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (Note 2)
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	347,965	261,694	313,018	279,307	27,590	101,685	1,331,259
General and administrative expenses (excluding Non-Recurring Losses and others)	308,573	103,902	164,559	149,850	17,121	52,177	796,182
Equity in income from investments in affiliates	5,774	3,865	12,251	—	(859)	2,534	23,565
Amortization of goodwill and others	—	—	435	—	3,237	571	4,243
Net business profits or losses (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others	45,166	161,657	160,275	129,457	6,373	51,471	554,399
Fixed assets	498,322	152,392	188,913	87,039	—	781,969	1,708,635

(Notes)	1.	“Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others” is reported instead of sales reported by general corporations. Net gains or losses related to ETFs and others amounted to ¥18,339 million, of which ¥17,213 million is included in the GMC.
	2.	“Others” includes items which should be eliminated as internal transactions between each segment on a consolidated basis.
	3.	“Others” in Fixed assets includes assets of headquarters that have not been allocated to each segment, Fixed assets pertaining to consolidated subsidiaries that are not subject to allocation, consolidated adjustments, and others. Among Fixed assets that have not been allocated to each segment, some related expenses are allocated to each segment using reasonable criteria of allocation.

4.

The difference between the total amounts of reportable segments and the recorded amounts in the Interim Consolidated Statement of Income, and the contents of the difference (Matters relating to adjustment to difference)

The above amount of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others and that of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others derived from internal management reporting by reportable segment are different from the amounts recorded in the Interim Consolidated Statement of Income.

The contents of the difference for the period are as follows:

(1)	The total of Gross profits (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others of Segment Information and Ordinary Profits

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Gross profits: (excluding the amounts of credit costs of trust accounts) + Net gains or losses related to ETFs and others	1,162,498	1,331,259
Net gains or losses related to ETFs and others	(8,713)	(18,339)
Other Ordinary Income	84,971	102,938
General and Administrative Expenses	(706,446)	(782,989)
Other Ordinary Expenses	(93,026)	(58,775)

Ordinary Profits	439,282	574,093

(2)

The total of Net business profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net gains or losses related to ETFs and others of Segment Information and Income before Income Taxes Recorded in Interim Consolidated Statement of Income

	(Millions of yen)
	For the six months ended September 30, 2022	For the six months ended September 30, 2023
Net Business Profits (excluding the amounts of credit costs of trust accounts, before reversal of (provision for) general reserve for losses on loans) + Net Gains (Losses) related to ETFs and others	449,489	554,399
General and Administrative Expenses (non-recurring losses)	21,054	17,436
Expenses related to Portfolio Problems (including reversal of (provision for) general reserve for losses on loans)	(55,360)	(10,287)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	4,921	(781)
Net Gains (Losses) related to Stocks - Net Gains (Losses) related to ETFs and others	29,725	16,257
Net Extraordinary Gains (Losses)	5,774	22,229
Others	(10,548)	(2,930)

Income before Income Taxes recorded in Interim Consolidated Statement of Income	445,057	596,323

Related Information

For the six months ended September 30, 2022

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,128,884	1,362,219	157,887	295,957	2,944,948

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2022 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

For the six months ended September 30, 2023

1.	Information about Geographic Areas

(1)	Ordinary Income

(Millions of yen)
Japan	Americas	Europe	Asia/Oceania excluding Japan	Total
1,193,566	2,089,928	416,185	544,827	4,244,507

(Notes)	1.	The above table shows Ordinary Income in lieu of sales of non-financial companies.
	2.	Ordinary income is segmented by country and region based on the location of our group office in consideration of geographical proximity, similarity of economic activities, and interrelationship of business activities.

(2)	Tangible Fixed Assets

Information on tangible fixed assets by geographical areas as of September 30, 2023 is not disclosed since tangible fixed assets in Japan accounted for more than 90% of tangible fixed assets.

2.	Information about Major Customers

Information about major customers is not disclosed since there are no outside customers that accounted for more than 10% of Ordinary Income of the Company.

Information about Impairment Loss on Tangible Fixed Assets by Reportable Segment

For the six months ended September 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	577	29	—	—	—	2,275	2,881

(Note)

Following the partial restructuring of in-house companies and the change in allocation method for transactions between each segment and “Others” made in April 2023, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Impairment Loss	198	53	13	8	—	49	321

Information about Amortization and Unamortized Balance of Goodwill by Reportable Segment

For the six months ended September 30, 2022

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	—	—	180	—	1,335	374	1,889
Unamortized Balance of Goodwill	—	—	6,539	—	37,350	10,976	54,865

(Note)

Following the partial restructuring of in-house companies and the change in allocation method for transactions between each segment and “Others” made in April 2023, reclassification was made on the above table to reflect the relevant change.

For the six months ended September 30, 2023

	(Millions of yen)
	MHFG (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others
Amortization of Goodwill	—	—	186	—	1,335	394	1,915
Unamortized Balance of Goodwill	—	—	3,422	—	34,682	10,146	48,250

Information about Gain on Negative Goodwill Incurred by Reportable Segment

For the six months ended September 30, 2022

There is no applicable information.

For the six months ended September 30, 2023

There is no applicable information.

Per Share Information

1.	Net Assets per Share of Common Stock and its basis used for calculation

		As of March 31, 2023	As of September 30, 2023
Net Assets per Share of Common Stock	Yen	3,603.98	3,778.08
(The basis used for calculating Net Assets per Share of Common Stock)
Total Net Assets	Millions of yen	9,208,463	9,653,415
Deductions from Total Net Assets	Millions of yen	75,168	76,643
Stock Acquisition Rights	Millions of yen	5	5
Non-Controlling Interests	Millions of yen	75,163	76,638
Net Assets related to Common Stock at the end of the period/the fiscal year	Millions of yen	9,133,294	9,576,771
Outstanding Shares of Common Stock, based on which Total Net Assets per Share of Common Stock was calculated, at the end of the period/the fiscal year	Thousands of shares	2,534,222	2,534,824

2.	Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock are based on the following information:

		For the six months ended September 30, 2022	For the six months ended September 30, 2023
(1) Net Income per Share of Common Stock	Yen	131.77	164.03
(The basis used for calculating Net Income per Share of Common Stock)
Profit Attributable to Owners of Parent	Millions of yen	333,964	415,753
Amount not attributable to Common Stock	Millions of yen	—	—
Profit Attributable to Owners of Parent related to Common Stock	Millions of yen	333,964	415,753
Average Outstanding Shares of Common Stock (during the period)	Thousands of shares	2,534,305	2,534,579

(2) Diluted Net Income per Share of Common Stock	Yen	131.77	164.03
(The basis used for calculating Diluted Net Income per Share of Common Stock)
Adjustment to Profit Attributable to Owners of Parent	Millions of yen	—	—
Increased Number of Shares of Common Stock	Thousands of shares	27	2
Stock Acquisition Rights	Thousands of shares	27	2
Description of dilutive securities which were not included in the calculation of Diluted Net Income per Share of Common Stock as they have no dilutive effects		—	—

(Note)	In the calculation of Net Assets per share, MHFG shares outstanding in BBT trust account that were recognized as Treasury Stock in Shareholders’ Equity are included in Treasury Stock shares deducted from the total number of issued shares at the end of the period/the fiscal year. The number of such Treasury Stock shares deducted at the end of the previous fiscal year (March 31, 2023) was 3,231 thousand, and the number of such Treasury Stock shares deducted at the end of the period (September 30, 2023) was 2,604 thousand.

In the calculation of Net Income per Share of Common Stock and Diluted Net Income per Share of Common Stock, such Treasury Stock shares are included in Treasury Stock shares deducted in the calculation of the Average Outstanding Shares of Common Stock during the period. The average number of such Treasury Stock shares deducted during the six months ended September 30, 2022 was 3,317 thousand, and the average number of such Treasury Stock shares deducted during the six months ended September 30, 2023 was 2,860 thousand.

II. Others

There is no applicable information.